		New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

August 19, 2011

Re:	BATS Global Markets, Inc.

Registration Statement on Form S-1

Filed May 13, 2011

File No. 333-174166

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Kluck:

On behalf of BATS Global Markets, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Common Stock, par value $0.01 per share (including shares of Common Stock subject to the underwriters’ over-allotment option), marked to show changes from the Registration Statement as originally filed on May 13, 2011 with the Securities and Exchange Commission (the “Commission”). Amendment No. 1 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated June 9, 2011 (the “Comment Letter”). This letter contains the Company’s response to the Comment Letter. For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this submission, please call Jeff Ramsay at (212) 450-4243 or the undersigned at (212) 450-4135.

Division of Corporation Finance

Summary, page 1

1.	Please include a separate, brief description of the reclassification and stock split that will occur in conjunction with this offering.

U.S. Securities and Exchange Commission	2	August 19, 2011

The Company has added additional disclosure under the heading “Ownership Structure, Reclassification and Stock Split” in the “Prospectus Summary.”

Risk Factors, page 6

2.	Refer to the fifth bulleted risk factor. Please expand this risk factor to disclose the percentage ownership the strategic investors will have following the offering. Please also disclose that the strategic investors will be able to elect the board of directors and therefore control your policies and operations. We note your related disclosure on page 28.

The Company has expanded the fifth bulleted risk factor in response to the Staff’s comments.

The Offering, page 7

3.	Please briefly describe, by footnote or otherwise, the automatic conversion of all four classes of stock into Class A common stock under certain circumstances, as described on page 39.

The Company has added footnotes explaining the conversion features of the Class B common stock, Non-Voting Class B common stock and Non-Voting Class A common to the disclosure under the heading “The Offering” in the “Prospectus Summary.”

Risk Factors, page 14

We face intense competition…, page 14

4.	Refer to the penultimate paragraph in this risk factor. This paragraph appears to present a separate, material risk. Please separate it out with its own heading. Furthermore, please identify any strategic investors with a material ownership interest in a competing business and provide details about the competing interest.

The Company has revised the risk factor so that the penultimate paragraph is presented as a separate risk factor. The Company has also provided details regarding strategic investors with a material ownership interest in a competing business.

We have self-regulatory obligations that may create conflicts of interest…, page 21

5.	Please describe in greater detail and/or provide examples of the types of conflicts that may arise.

The Company has revised the risk factor to provide greater detail of the types of conflicts that may arise out of the Company’s self-regulatory obligations.

Financial or other problems experienced by third parties…, page 22

6.	We note your disclosure about credit risk from third parties, including counterparty credit risk in the case of a failure on the part of your clearing firm. Please quantify this risk to the extent practicable. Please make the same changes to your related disclosure on page 85.

U.S. Securities and Exchange Commission	3	August 19, 2011

The Company has revised the disclosure in the risk factor (and the related disclosure in the MD&A under the heading “Qualitative and Quantitative Disclosures about Market Risk—Credit Risk”) to clarify its counterparty credit risk in the case of a failure on the part of its clearing firm. Due to the nature of this risk, however, including the unique circumstances under which such a failure might occur and the Company’s inability to predict what trades may be involved, it is not practicable to quantify the Company’s exposure in the event of such a failure.

We may be required to assume ownership of a position in securities…, page 22

7.	In order to put this risk in context for investors, please discuss and quantify any historic trading losses or liabilities.

Since 2008, the Company has recognized only one trading loss in its error account, which resulted in a loss of less than $20,000. Accordingly, due to the immaterial amount of such loss, the Company respectfully does not believe that additional disclosure is necessary.

System limitations, failures or security breaches…, page 24

The occurrence or perception of unauthorized disclosure…, page 24

8.	We note the risks regarding your vulnerability to unauthorized access, computer viruses, and inadvertent disclosure of confidential information. Please disclose any significant instances of such events.

The Company is not aware of any material instance of unauthorized access, computer viruses or inadvertent disclosure of confidential information.

Chi-X Europe Acquisition, page 33

Strategic Rationale, page 33

9.	Please briefly describe the synergies you expect to result from this acquisition and quantify the synergies where practicable.

The Company has added disclosure under the heading “Strategic Rationale” to describe the cost efficiencies it expects to realize as a result of the acquisition of Chi-X Europe.

Unaudited Selected Pro Forma Financial Data, page 34

10.	Please tell us what consideration you gave to your planned reclassification and stock split disclosed on page 39 when presenting pro forma net income per share.

The Company advises the Staff that upon filing an amendment to the Registration Statement which includes the actual number of shares of common stock to be

U.S. Securities and Exchange Commission	4	August 19, 2011

authorized, issued and outstanding following the reclassification and stock split described in the Registration Statement, the Company will adjust the weighted average shares outstanding and pro forma net income per share for the periods presented to reflect the changes in capital structure consistent with the guidance in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 260-10.

11.	Please tell us, and expand explanatory note (4) to disclose, how you estimated each of the expenses included in these adjustments. Also, tell us how these adjustments are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company has revised the pro forma adjustments to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 and the notes thereto in response to the Staff’s comments. In accordance with Rules 11-02(b)(5) and (6) of Regulation S-X, the Company has removed the nonrecurring charges directly attributable to the acquisition transaction from the unaudited pro forma condensed combined statement of operations. These nonrecurring acquisition-related charges are now disclosed in explanatory note (2). The Company has calculated the retention and severance expenses to be recognized related to the Chi-X Europe acquisition based upon the expected elimination of personnel with overlapping responsibilities. In addition, the Company has estimated Chi-X Europe acquisition-related professional fees, such as fees for investment bankers, attorneys, accountants and other professional advisors based on agreements in place and/or estimates from the respective providers.

12.	We note that the amortization of identifiable intangible assets is based on the discounted cash flow method applied over the respective useful lives of the assets. Please tell us, and expand explanatory note (5) to disclose, how this amortization method reflects the pattern in which the economic benefits of the intangible assets will be consumed or otherwise used up and how it compares to the straight-line amortization method. Refer to ASC 350-30-35-6.

ASC 350-30-35-6 requires that for intangible assets subject to amortization, “[t]he method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

Customer relationships, which represent the most significant intangible assets subject to amortization that the Company will acquire in connection with the Chi-X Europe acquisition, have more value at the beginning of a customer relationship than at the end because of customer attrition as time passes. Since the Company’s valuation of the customer relationship intangible asset provides a pattern of economic benefit that is easily observable and reliably determined, the Company has determined to amortize the asset on a declining basis over the period in which the benefit of the customer relationships is realized.

With respect to the acquired strategic alliance agreement, such agreement has a contractual duration of five years. Since the underlying business and related cash flows

U.S. Securities and Exchange Commission	5	August 19, 2011

are expected to grow during this time, the Company has determined that straight-line amortization would not correctly reflect the pattern in which the economic benefit is expected to be received. Therefore, the Company intends to amortize such agreement consistent with the expected pattern of economic benefit over its expected term.

The acquired FSA registration that provides Chi-X Europe the right to operate as an MTF was determined to have an infinite life.

The Company has expanded explanatory note (4) to the unaudited pro forma condensed combined financial statements to clarify the amortization method used in each case.

13.	Please tell us, and expand explanatory note (10) to disclose, how you estimated the fair value of the contingent cash payment and the accounting guidance that you relied upon to determine this amount. On page 33 regarding the first benchmark market share to be used in determining the contingent payment, you reference “certain additional securities set forth in the acquisition agreement.” Please provide us with more detail regarding these securities and tell us how they were considered in calculating the pro forma estimated value.

As noted in the prospectus, a contingent cash payment of $30 million or $65 million may be due to Chi-X Europe’s shareholders in the fourth quarter of 2012 if one of the following market-share benchmarks is met in the six-month period beginning on the earliest of (a) June 1, 2012, if the transaction to acquire Chi-X Europe is completed on or before December 9, 2011; (b) July 1, 2012 if the transaction to acquire Chi-X Europe is completed after December 9, 2011; or (c) the first day of any month that is at least 60 days after BATS Europe and Chi-X Europe have completed integration and conversion of systems, including enabling Chi-X Europe’s trading participants to connect to and access BATS Europe’s systems:

1.	a benchmark market share (calculated as the combined company’s matched market share in all of the securities included in 21 European indices plus certain additional securities set forth in the acquisition agreement) of at least 22% but less than 25% (which would result in a $30 million payment) or

2.	a benchmark market share of 25% or more (which would result in a $65 million payment).

The additional securities referred to in the paragraph above are securities that form a significant portion of the Chi-X Europe transaction volume, although they are not part of the 21 European indices. Since they are material to the Company’s expected market share, it was agreed that these securities would be included in the calculation of the market share benchmarks.

The Company has expanded upon explanatory note (9) under the “Unaudited Selected Pro Forma Financial Data” section to disclose how it estimated the fair value of the contingent cash payment and the relevant accounting guidance relied upon.

U.S. Securities and Exchange Commission	6	August 19, 2011

14.	Please provide us with your analysis supporting the determination of the useful lives of each of the various intangible assets you will acquire. Specifically for the customer list, tell us how you considered historical attrition rates.

In response to the Staff’s comments, the Company wishes to clarify that its determination of the useful life of each identified intangible asset is based on the guidance in ASC 350. The useful life of each intangible asset was determined based on the period over which the asset is expected to contribute directly or indirectly to future cash flows. The estimate of the useful life of each intangible asset was based on consideration of the following factors:

1.	the forecasted cash flows from each intangible asset;

2.	the historical attrition/decline experienced by Chi-X Europe;

3.	the Company’s expected use of the asset;

4.	any legal, regulatory or contractual provisions that may limit the useful life;

5.	the Company’s own historical experience in renewing or extending similar arrangements; and

6.	useful life determinations that market participants have disclosed in their public filings.

Specifically, the useful life of the customer-related intangible asset (including customer relationships) was based on:

1.	an analysis of historical data relating to revenues by customer with implied attrition rates;

2.	discussions with sales and marketing personnel regarding the historical loss of customers and the reasons for the loss in each instance;

3.	consideration of the historical customer attrition experienced by the Company; and

4.	forecast of cash flows relating to existing customer relationships and the pattern of the expected benefit.

Each of the considerations listed above provided an indicated useful life for Chi-X Europe’s customers in the range of 15 to 20 years. Based on the Company’s expected use of the asset and a review of the useful lives that other companies have assigned to similar intangible assets in similar circumstances, the Company has selected 20 years as being a reasonable estimate of the useful life of the customer relationships.

The useful life of the Chi-X Europe trademark/trade name was limited to two years based on the Company’s plans to phase out the Chi-X Europe brand over that time period.

U.S. Securities and Exchange Commission	7	August 19, 2011

The useful life of the strategic alliance agreement was constrained by the contractual term of that agreement. No renewals were considered because of the relatively new nature of the agreement, with no history of operation or renewals.

The useful life of the FSA registration is based on the Company’s plans to maintain and use the registration indefinitely.

15.	You disclose that you will allocate part of the purchase price to a customer list intangible asset. Please tell us what consideration you gave to other customer-related intangible assets like customer relationships.

Consistent with the guidance in paragraphs A36 through A42 of ASC 805, Business Combinations, the Company has estimated the fair value of the acquired customer list, backlog, contractual customer relationships and non-contractual customer relationships and appropriately allocated part of the purchase price to these customer-related intangible assets.

The Company’s initial estimate of the collective fair value of the customer-related intangible assets (including contractual and non-contractual customer relationships) is $78.7 million. The table in explanatory note (9) on page 40 of the prospectus has been revised so that the description for the line item “Customer list” has been replaced with the correct description of “Customer relationships.”

Reclassification and Stock Split, page 39

16.	We note that the reclassification and stock split will take place in conjunction with the offering. Please clarify when these steps will occur relative to the public offering.

The Company has revised the disclosure under the heading “Reclassification and Stock Split” to note that these steps will be carried out immediately prior to the completion of the offering.

17.	Please briefly explain why the reclassification will be immediately followed by a stock split when the reclassification effectually includes a stock split.

The Company has determined the number of shares that each holder of the Company’s common stock will receive pursuant to the reclassification, and the number of votes per share of Class A common stock and Class B common stock, through a process that considers the current ownership of the Company and the ultimate ownership and control of the Company following the reclassification. The conversion ratio and number of votes per share have been approved by the Company’s board of directors and will be the subject of a stockholder vote. The stock split, by contrast, is a purely mechanical change to achieve an optimal number of shares in the Company’s capital structure and offering price per share to the public. The stock split ratio will be determined close to the time that the Company launches the public offering based on the estimated value of the Company at that time. While it may have been possible to achieve an optimal number of shares in the Company’s capital structure and offering price per share to the public through the reclassification (without the need for a stock split), the Company wanted the reclassification ratio and number of votes per share to be considered and approved by the board of directors and the stockholders early in the process while the need for a stock split could be determined later in the process near the time of launching the offering.

U.S. Securities and Exchange Commission	8	August 19, 2011

18.	Please disclose in tabular form or otherwise, for every one share of stock currently held, the number of shares that will be granted as a result of the reclassification and stock split.

The Company has added a table in the section “Reclassification and Stock Split” that will show, upon determination of the stock split ratio, the number of shares of stock or options to purchase stock that each stockholder or option holder will receive pursuant to the reclassification and stock split for each share of stock or option to purchase a share of stock held immediately prior to the completion of the offering.

Use of Proceeds, page 40

19.	We note that you intend to use the net proceeds of this offering for general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. Refer to Item 504 of Regulation S-K.

The Company has added additional disclosure under the heading “Use of Proceeds” in response to the Staff’s comment.

Dilution, page 43

20.	We note that the existing stockholder information is based on the Class A common stock outstanding as of December 31, 2010. Please revise the table to reflect the existing shareholder information immediately preceding the offering so the numbers take into effect the reclassification and stock split.

In a future amendment to the Registration Statement, the Company intends to complete the tables in the “Dilution” section based on information as of a recent date before the offering, which information will be presented on a pro forma basis to give effect to the reclassification and stock split.

21.	It appears from your disclosure in the first paragraph that you define pro forma net tangible book value as total assets less total liabilities. We also note that you will recognize intangible assets in the acquisition of Chi-X Europe Limited. Please tell us, and revise your disclosure to clarify, how you considered these intangibles in the calculation of pro forma net tangible book.

In response to the Staff’s comments, the Company clarifies that it excludes intangible assets from its calculation of pro forma net tangible book value. The Company has revised the disclosure in the “Dilution” section of the prospectus to clarify that it defines pro forma net tangible book value as total tangible assets less total liabilities.

Selected Financial and Operating Data, page 45

22.	Please explain to us further and disclose your basis for presenting the 2007 and 2006 financial and operating data on a combined basis.

U.S. Securities and Exchange Commission	9	August 19, 2011

The Company has presented the financial and operating data as of and for the year ended December 31, 2007 on a combined basis representing the entities under the common control of BATS Global Markets, Inc., BATS Trading, Inc. and BATS Exchange, Inc. in accordance with ASC 810-10. The Company has included revised disclosure in the introductory paragraph under the heading “Selected Financial and Operating Data” to more clearly identify the entities being combined.

The Company has presented the financial and operating data as of and for the year ended December 31, 2006 on a single-entity basis representing BATS Trading, Inc. The Company has revised the disclosure in the introductory paragraph under the heading “Selected Financial and Operating Data” to remove the reference to combined financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

23.	We note your disclosure on page 51 regarding the pricing specials currently being offered on BYX. We also note your disclosure on pages 54 and 55 regarding the recent decrease in ADV for U.S. equities (and the resulting decrease in your transaction fees, as discussed on page 61) and the overall increase in European trading volume. To the extent any of these or other items constitute material trends, please include in the MD&A section a discussion of those trends and how you expect the trends to affect your future business. Refer to Release 33-8350.

The Company has considered its disclosures in light of Release 33-8350, and the Company is not aware of any known material trends which would be required to be disclosed. Accordingly, the Company respectfully responds that it has determined that additional disclosure is not necessary pursuant to the guidance set forth in Release 33-8350.

Overview, page 50

24.	Please revise your overview to include management’s perspective on the business and provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Please address the risks and challenges facing your company and how management is dealing with these issues. Also discuss the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. Refer to Release 33-8350 on our website at www.sec.gov.

In response to the Staff’s comments, the Company has revised the “Overview” section of the MD&A to more clearly address the most important matters on which the Company’s executives focus in evaluating the Company’s financial condition and performance as discussed in Release 33-8350.

History, page 50

25.	Please tell us how your recently introduced concept of “NBBO setter” pricing that requires a specified minimum volume of orders for more favorable pricing will affect your income recognition policy as it relates to measurement of revenue and timing of revenue recognition.

U.S. Securities and Exchange Commission	10	August 19, 2011

The Company does not expect the introduction of “NBBO setter” pricing to affect the Company’s income recognition policy as it relates to an additional liquidity rebate if the customer improves the then current NBBO. In response to the Staff’s comment, the Company has modified the definition of “NBBO setter” pricing.

Results of Operations, page 59

26.	When appropriate, please consider discussing the impact of new versus existing customers on changes in your revenues. For example, clarify if increased trading volume was from new members or existing members.

The Company supplementally advises the Staff that material increases in its revenue from new customers have historically occurred during the first year of operation of a new market as customers are connecting to such market. After the first year of operation of a new market, the Company has historically experienced only immaterial increases in revenue from new customers. In response to the Staff’s comment, the Company has added to the MD&A the number of customers at period end for each of the Company’s markets to provide more information to investors in the “Results of Operations” discussion.

Transaction Fees, page 61

27.	Please disclose the approximate percentage of transaction fees that are attributable to BZX and BYX.

The Company has added additional disclosure under the sub-heading “Transaction Fees” on pages 71 and 81 in response to the Staff’s comment.

Market Data Fees, page 61

28.	We note that market data fees decreased from 2009 to 2010, which, you disclose, was largely driven by the decrease in total market data pools in the U.S. that were available to the U.S. tape plan administrators for distribution. We also note your disclosure on pages 4-5, which states that, in 2010, you began offering new value-added market data for a fee. To the extent this new fee revenue is considered part of your market data fees revenue, please briefly discuss any offset from application of this new fee, to the extent it is significant.

The Company supplementally advises the Staff that the “market data products” discussed in the first bullet point under the heading “Prospectus Summary—Our Growth Strategies” is a separate revenue stream from “market data fees” discussed in the MD&A. Market data products are recorded in other revenue, while market data fees is a separate line item on the Company’s statements of income. The Company has revised its disclosure in the first bullet point under the heading “Prospectus Summary—Our Growth Strategies” to emphasize that in 2010, it began offering new value-added “market data products” for a fee.

U.S. Securities and Exchange Commission	11	August 19, 2011

Market Data Fees, page 63

29.	Please quantify the amount of the incremental costs associated with providing trading and quoting information to the U.S. tape plans that are excluded from the amounts disclosed. Also, tell us where they are reported in your statement of income.

The Company considers some amount of the costs it incurs, with respect to all aspects of its efforts to generate order flow to its national securities exchanges, to be part of the cost of generating and producing trading and quoting information to the U.S. tape plans. These costs include costs incurred in the development of new products and services, the sales of the Company’s products and services and the regulation of the exchanges, which regulation seeks to ensure maintenance of fair and orderly markets. However, the Company has not attempted to precisely define the appropriate portion of such costs to attribute directly to generating and producing trading and quoting information. To the extent the Staff is requesting information solely about the incremental cost associated with the Company’s membership in the U.S. tape plans, the Company has expensed $1.2 million, $1.1 million and $0.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts reflect costs associated with the Company’s data communication capacity allocation from the processor for Tape A and Tape B, which are billed directly to the Company. The processor for Tape C remits market data fees to the Company and the other plan members net of expenses for capacity costs on an aggregate basis, and as such, the Company is unable to reliably estimate the amount of its share of such expenses. The expenses associated with Tape A and Tape B are recorded in systems and data communication expense in the Company’s statements of income.

Other Revenues Less Other Cost of Revenues, page 63

30.	We note that increase in other revenues less other cost of revenues is due to the fact you began charging your members for port access. Please tell us the nature of the costs applicable to these revenues and how you reported them in statement of income. It is unclear from your description of other costs on page 58 how they are applicable to port access revenues.

The costs relating to the port access are reflected in depreciation expense, relating to property and equipment that have been capitalized and in systems and data communication expense. The other costs described under the heading “Other Revenues Less Other Cost of Revenues—Other” mainly reflect immaterial costs of revenue that relate to other revenue, but not port access revenues.

Segment Operating Results, page 66

31.	Please refer to your reconciliation of segment EBITDA to segment net income on pages 67-69 and 77-78. Given that these measures are not consistent with the measure of segment performance disclosed in note 7 required by ASC 280, such measures are non-GAAP financial measures subject to all provisions of Article 10(e) of Regulation S-K. Accordingly, please revise to reconcile the sum of your segment EBITDA to your enterprise net income. Refer to Article 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

U.S. Securities and Exchange Commission	12	August 19, 2011

The Company has revised its reconciliation of segment EBITDA under the headings “Year Ended December 31, 2010, Compared to the Year Ended December 31, 2009—Segment Operating Results” and “Year Ended December 31, 2009, Compared to the Year Ended December 31, 2008—Segment Operating Results” in response to the Staff’s comment.

32.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

In response to the Staff’s comments, the Company has considered Item 303(A)(1) of Regulation S-K and Section IV of the Commission’s Release 33-8350. The Company has elected to treat BATS Trading Limited as a disregarded entity for U.S. federal income tax purposes. As a result, the activities of BATS Trading Limited are treated as a branch of the Company, and taxable income or loss reported by BATS Trading Limited is included in the U.S. federal income tax return of the Company. As such, the Company does not have any undistributed earnings that would apply to a controlled foreign corporation that did not make the election to be treated as a disregarded entity. Further, BATS Trading Limited has generated losses since its inception. As a result, assuming the undistributed earnings concept applied, there would be no tax impact of repatriating cash at this point, as there are no undistributed earnings. The amount of cash held by BATS Trading Limited was approximately $5.8 million as of December 31, 2010 and accordingly was not deemed material to the disclosure.

Net Cash Flows provided by (used in) Investing Activities, page 81

33.	Please tell us your accounting policy for costs spent on general maintenance of your trading technology and applications.

The Company’s accounting policy is to expense general maintenance costs as incurred unless they relate to a contract with a vendor for services to be rendered over a period of time. In such a case, the Company recognizes such costs on a straight-line basis over the contract life.

Critical Accounting Policies

Stock-Based Compensation, page 82

34.	Please consider providing the following disclosures:

•

A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date as well as the most recent interim period;

U.S. Securities and Exchange Commission	13	August 19, 2011

The Company has added additional disclosure under the heading “Stock-Based Compensation” in response to the Staff’s comment.

•

Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the periods above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions. Furthermore, please address any significant differences between the estimated IPO price, the estimated fair value of your stock that will be issued as consideration in the Chi-X Europe Limited acquisition, and the most recent fair value determined in the periods above.

In response to the Staff’s comments, the Company has added additional disclosure describing changes to the factors contributing to the significant changes in the fair value of the underlying stock under the heading “Stock-Based Compensation.”

Credit Risk, page 85

35.	Please tell us whether you have, and how you have accounted for, open interests as part of your routing and clearing operations. Please reference the authoritative accounting literature you relied upon to determine the appropriate accounting treatment.

The Company may have an open interest in a listed cash equity security or a listed equity option during a trading day. The Company’s clearing firm will resolve such open interest in the same trading day or by the next trading day. In accordance with ASC 320, the Company has classified these securities as trading securities. The Company records the fair value of the open interest at the end of the trading day and then records any subsequent gain or loss realized on that open interest in its statement of operations. During the years ended December 31, 2010, 2009 and 2008, the Company recorded losses on the settlement of open interest in listed cash equity securities or a listed equity options of $10,334, $0 and $33,302, respectively.

Business, page 86

Overview, page 86

36.	In the second paragraph, please describe in greater detail the different market segments targeted and different pricing alternatives provided by BZX and BYX.

The Company respectfully refers the Staff to the detailed discussion of its targeted market segments and different pricing alternatives under the heading “Business—Our Model.”

37.	Refer to the third paragraph in this section. Please explain in greater detail, and provide examples where applicable, how you minimize inefficiencies and mitigate trade execution risk.

U.S. Securities and Exchange Commission	14	August 19, 2011

The Company has expanded its disclosure in the “Prospectus Summary,” MD&A and “Business” sections to explain how it minimizes inefficiencies and mitigates trade execution risk.

38.	Please revise this section to include explanations of how the routing and clearing functions are performed. We note from your disclosure on page 22 that Wedbush Securities, BofA Merrill Lynch, and Citi perform some of these functions. Please tell us why the related agreements with these entities have not been filed as exhibits.

The Company has revised the disclosure in the paragraph beginning “For unfilled orders, we also provide our customers a smart-order routing service . . .” under the heading “Business—Our Model” to include an explanation of how the routing and clearing functions are performed.

The Company has not filed the agreements with Wedbush Securities, Bank of America Merrill Lynch, Citi or other security holders of the Company who provide routing and clearing services to the Company, because such agreements are immaterial in significance. These agreements are standard brokerage agreements that such brokers would enter into with any of their other customers; the terms of these agreements are no more beneficial to the Company because it is a related party than they would have been if the Company were not a related party. Also, the Company’s relationship with each of these brokers is such that the Company could terminate such relationship or switch its business to another broker without material expense or disruption to its business. The Company has intentionally established redundancy with respect to its brokerage service providers to allow for such flexibility, and it is because of this that the Company does not consider any relationship or agreement with any of such brokers to be material in significance.

39.	We note your disclosure regarding your recently announced plans to launch a primary listings business. To the extent practicable, please expand your disclosure to discuss these plans in greater detail.

The Company has expanded the disclosure in the bullet point beginning “Develop Additional Products and Services . . .” under the heading “Prospectus Summary—Our Growth Strategies” and “Business—Our Growth Strategies” to discuss its proposed primary listings business in greater detail.

40.	Please revise to include a brief explanation of your new value-added market data, which you discuss on pages 4-5, and how the data fee is structured.

The Company has revised the disclosure in the MD&A under the heading “Components of Revenue—Revenue” to include an explanation of its value-added market data and how the data fee is structured.

Our Model, page 88

41.	Refer to the second paragraph in this section. Please explain whether the fee and rebate amounts are standard, based on volume, or whether they are negotiated on a customer-by-customer basis.

U.S. Securities and Exchange Commission	15	August 19, 2011

The fee and rebate amounts described in the second paragraph of the “Our Model” section are standard for the Company’s customers.

Executive Compensation, page 119

42.	We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. For example only, please discuss the individual performance for each officer that received a cash bonus under the Milestone Bonus Plan and/or year-end discretionary cash bonus. See Item 402(b)(2)(vii) of Regulation S-K.

The Company has added disclosure under the heading “Executive Compensation” to discuss the individual performance of each officer.

Certain Relationships and Related Transactions, page 137

43.	The underwriters in this transaction appear to be related parties. Please revise your disclosure in this section as appropriate.

The Company has added disclosure in the “Certain Relationships and Related Transactions” section to disclose certain relationships between the underwriters and the Company.

44.	In the third paragraph, please identify the related parties who receive the routing and clearing fees. We note your related disclosure on page 22. Please also identify the related parties who receive the transaction fees and liquidity payments. Refer to Item 404 of Regulation S-K.

The Company wishes to address the Staff’s comment number 44 in conjunction with its response to comment number 45.

45.	Please disclose the approximate dollar value of the transactions for each related person or advise us why such revision is not necessary. See Item 404(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and wishes to explain that a fundamental characteristic of the Company’s exchanges is the promise of the anonymity of its members. This concept is embedded in the Company’s rules, contracts and bylaws. BATS Exchange Rule 11.15(d) specifically states that the Company will only reveal the identity of a Member for regulatory purposes or when the Member’s clearing firm determines not to guarantee settlement of the Member’s trades. Similarly, BATS Exchange Rule 11.15(c) provides that all transactions will be cleared and settled anonymously. The BZX and BYX exchange registration approval orders address this concept noting that “orders will be displayed on an anonymous basis.” Please see, e.g., Exchange Act Release No. 58375. The Company’s contracts with members specifically provide as follows: “Exchange will not disclose the identity of User or User’s customers to any of its other members or to any third parties in connection with orders, trades and

U.S. Securities and Exchange Commission	16	August 19, 2011

other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.” In addition, Section 14.02 of the Company’s Amended and Restated Bylaws states that “[a]ll books and records of the Exchange [referring to BZX and BYX] reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the Board of Directors, officers, employees and agents of the Corporation, and shall not be used for any non-regulatory purposes” (emphasis added).

The Company respectfully submits that while the Company’s rules, contracts and bylaws permit disclosure of membership and trading data to regulatory authorities, such permission was included in such documents to allow disclosure in connection with discrete regulatory functions and investigations, and did not anticipate wide-spread public disclosure of the Company’s membership and their trading activities. While the disclosure that the Staff is requesting in connection with the Registration Statement would not require disclosure of any specific transaction, the Company respectfully submits that any disclosure of trading activity, including the volume of orders that a particular member executes on the Company’s exchanges as well as the amount of fees paid or rebates received is a disclosure of commercially sensitive and proprietary information, which such member reasonably expected to remain confidential based on the Company’s rules, contracts and bylaws.

Moreover, the Company respectfully submits that such member-specific disclosure is not necessary to provide adequate disclosure related to related party transactions. Although the transactions at issue are related party transactions, they are, pursuant to Exchange Act requirements, entered into with BATS on the same terms as transactions entered into by unrelated parties. Under Section 6(b)(4) of the Exchange Act, the “rules of the exchange [must] provide for the equitable allocation of reasonable dues, fees, and other charges among its members and issuers and other persons using its facilities.” The practical implication of this requirement is that the Company, as well as all other registered national securities exchanges, publish standard fee schedules, which are filed with the SEC, and impose fees and rebates on the same terms for all members, related or unrelated. Accordingly, in similar circumstances, other exchange operators, in their prospectuses related to their initial public offerings, have presented the trading activity of their members on an aggregated basis similar to the manner in which the Company has presented the trading activity of its 5% shareholders. For example, Archipelago Holdings, Inc.’s disclosure of trading activity by its 5% shareholders and other related parties is very similar to the Company’s disclosure (please see the highlighted portions of Exhibit A attached hereto). In another example, IntercontinentalExchange, Inc. disclosed shortfall payments under order flow agreements with certain of its shareholders on an aggregated basis (please see the highlighted portions of Exhibit B attached hereto). Finally, in another example, Chicago Mercantile Exchange Holdings Inc. merely disclosed (without disclosing dollar amounts of trades) that several of its directors were floor traders on its exchange but that such directors paid the same fees as all other comparable members of its exchange (please see the highlighted portions of Exhibit C attached hereto).

U.S. Securities and Exchange Commission	17	August 19, 2011

Accordingly, the Company respectfully responds that it has determined that additional disclosure is not necessary in response to the Staff’s comments number 44 and number 45.

Principal and Selling Stockholders, page 140

46.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

At this time, the Company is in the process of determining which stockholders will be selling shares in the offering. Once this process is complete, the Company will provide a complete response to the Staff’s comment.

47.	Please disclose the address for each selling shareholder. Refer to Item 403 of Regulation S-K.

The Company acknowledges this comment and, upon determining which stockholders will be selling shares in the offering, will disclosed the address for each selling stockholder as required by Item 403 of Regulation S-K under heading “Principal and Selling Stockholders.”

Financial Statements

General

48.	Please update the financial statements of BATS and CHI-X Europe, and the pro forma information on page 33-38, in accordance with Regulation S-X Rule 3-12 and 11-02(c), respectively.

The Company has updated the financial statements in accordance with Regulation S-X Rule 3-12 and 11-02(c).

BATS Global Markets, Inc.

Note (12) Income Taxes, page F -19

49.	We note your disclosure on page 59 that for U.K. tax purposes, BATS Europe has incurred, and is continuing to incur, tax losses which will be carried forward and available to offset future U.K. tax liabilities. Please tell us how you considered the disclosure requirements of ASC 740-10-50-3 relating to the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes.

U.S. Securities and Exchange Commission	18	August 19, 2011

Losses generated by the Company’s subsidiary, BATS Trading Limited, have already been utilized for U.S. tax purposes due to the fact that taxable income or loss reported by BATS Trading Limited is included in the U.S. federal income tax return of the Company. U.K. net operating losses do exist and are available to offset U.K. taxable income in the future. The gross tax effects of the U.K. net operating losses would be a deferred tax asset fully offset by a valuation allowance. The amount of the U.K. deferred tax asset would be approximately $7.4 million. Due to the fact that these losses were realized upon consolidation (in the United States), there are no instances in which the losses would be reflected as a deferred tax asset without a corresponding full valuation allowance. The Company has considered the disclosure requirements of ASC 740-10-50-3, and accordingly, the gross deferred tax asset and related full valuation allowance were not reflected in the tax footnote because the effects were not deemed material.

Note (14) Commitments and Contingencies

(e) Legal Proceedings, page F-22

50.	Given the amount of time that has passed since the claims related to Realtime were filed, it is unclear to us why you are unable to estimate any range of possible loss. Please explain to us the circumstances that have made such estimation not possible or disclose an estimated reasonably possible range of loss. Sec ASC 450 for reference.

The Company has added additional disclosure under the heading “Legal Proceedings” in the “Business” section and under the heading “Legal Proceedings” in footnote 12 to the June 30, 2011 unaudited financial statements in response to the Staff’s comment.

Chi-X Europe Limited

Report of Independent Auditors, page F-24

51.	Please explain to us why the 2008 balance sheet included as required by IFRS 1 has not been referenced in the auditors’ report. Tell us how you considered Rule 2-02(a) of Regulation S-X.

The Company wishes to advise the Staff that the reference to 2008 in the balance sheet was in error. The Company has revised the reference to 1 January 2009. In addition, Ernst & Young LLP’s opinion has been updated to reference the balance sheet as of 1 January 2009 in accordance with Rule 2-02(a) of Regulation S-X.

Note 27. Reconciliation to IFRS, page F-48

52.	We note your disclosure that the financial statements have been prepared in accordance with International Financial Reporting Standards. Please revise your disclosure to clearly assert that the financial statements are prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, consistent with your auditors’ report and note 2.

The Company has updated the Note 29 to reference to International Financial Reporting Standards as issued by the International Accounting Standards Board.

U.S. Securities and Exchange Commission	19	August 19, 2011

Division of Trading and Markets

General

53.	There is disclosure throughout the registration statement that is dependent on revisions to your Certificate of Incorporation and Bylaws, which have not yet been reviewed and approved by the Commission pursuant to the rule filing process under Section 19(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For example, the Registration Statement describes plans to reclassify and split shares of Voting and Non-Voting Common Stock into shares of Voting and Non-Voting shares of Class A and Class B Common Stock. The described plan also refers to other changes, such as transfer restrictions that will be placed on the newly issued shares. Please consider the extent to which you may wish to revise or update your discussions of these documents in the Registration Statement. Below is a list of examples of disclosures they you may wish to revise or update.

•	Prospectus Summary-Ownership Structure, page 8.

•	Risk Factors-Risk Relating to Our Business-page 30-31.

•	Reclassification and Stock Split-page 39.

•	Description of Capital Stock-page 142-150.

The Company has revised disclosure throughout the Registration Statement to clarify that amendments to its certificate of incorporation and bylaws are subject to review and approval by the Commission.

54.	Throughout the Registration Statement, there are statements describing SEC rules and SRO NMS plans, some of which contain inaccuracies. Please revise the Registration Statement to correct these statements. For example:

•

Prospectus Summary-Industry Overview—U.S. Listed Cash Equity Securities—page 5—in the first bullet, it says that the adoption of the “order handling” rules occurred in 1997. It was actually adopted in 1996. This error is repeated on page 89.

The Company has corrected the date of the adoption of the “order handling” rules under the heading “Prospectus Summary—Industry Overview—U.S. Listed Cash Equity Securities” in the first bullet and under the heading “Business—Industry Overview—Market Structure and Regulatory Developments—U.S. Listed Cash Equity Securities.”

•

Prospectus Summary-Industry Overview—U.S. Listed Cash Equity Securities—page 5—Under the bullet titled U.S. Listed Equity Options—The sentence that begins “The conversions of the U.S. listed equity options market…” states that penny pricing began in February 2007; this actually began in January 2007.

U.S. Securities and Exchange Commission	20	August 19, 2011

The Company has changed the date relating to penny pricing under the heading “Prospectus Summary—Industry Overview—U.S. Listed Cash Equity Securities” under the bullet titled “U.S. Listed Equity Options.”

•

Risk Factors—Risks Relating to Our Business—page 15—You state that, on February 28, 2011, the Joint CFTC-SEC Advisory Committee on Emerging Regulatory Issues released recommendations related to the events of May 6, 2010. That report was issued on February 18, 2011.

The Company has revised the date of the report in the risk factor beginning with “Regulatory changes and changes in market structure . . .” under the heading “Risk Factors—Risks Relating to Our Business.”

•	Regulation—Recent Developments—Amendments to Regulation SHO—page 111. You state that these amendments were adopted in March 2010. They were adopted in February 2010.

The Company has corrected the date of the amendments under the heading “Regulation—Recent Developments—Amendments to Regulation SHO.”

Our Company, page 4

55.	The first paragraph describes BATS as the third largest exchange operator in the United States, and the second largest pan-European multilateral trading facility. By what metric do you reach these conclusions? By average daily trading volume? By dollar value? Please specify and consider explaining what the metric means.

The Company has added additional disclosure under the heading “Our Company” in the “Prospectus Summary” to clarify that the metric is based on market share, as defined in the Registration Statement.

Our Growth Strategies, page 4

56.	The third sentence notes the recently announced plans to launch a primarily listing business in the United States. Please note that that this is subject to SEC approval.

The Company acknowledges the Staff’s comment and notes that the launch of the primary listing business in the United States is subject to the Commission’s approval.

We face intense competition and compete with a broad range of market participants…, page 14

57.	We note the following statement: “For example, ‘dark pool’ venues compete with us by offering low cost executions and differ from lit ATSs and MTFs in the degree of transparency with respect to quotes and trades they offer and in restrictions on who may access these systems.” Please consider explaining this further, including what it means to be a “lit” venue.

U.S. Securities and Exchange Commission	21	August 19, 2011

The Company has further explained competition by “dark pool” venues and what it means to be a “lit” venue in the risk factor beginning “We face intense competition and compete with a broad range of market participants . . . .”

Regulatory changes and changes in market structure…, page 16

58.	In the first paragraph on page 17, the argument is made that slow trading could impact high frequency trading and lead to a reduction in trading volumes. Please consider including a discussion of other potential regulatory initiative that could impact high frequency trading and resulting trading volumes (e.g., quoting obligations).

The Company has included a discussion of other potential regulatory initiatives that could impact high frequency trading and resulting trading volumes in the risk factor beginning “Regulatory changes and changes in market structure . . . .”

We are subject to risks relating to litigation, potential securities law liability and other liability, page 25

59.	In the second sentence you note that you are immune from private suits for SRO activities. Please consider explaining why you are immune from such suits.

The Company has explained why it is immune from such private suits in the risk factor titled “We are subject to risks relating to litigation, potential securities law liability and other liability.”

Damage to our reputation could have a material adverse effect…, page 26

60.	At the top of page 27, there is a bullet listing the “management of our outsourcing relationship, including our relationship with FINRA.” Please also note your new relationship with CBOE in this context, in light of the recent RSA with CBOE.

The Company has noted its new relationship with CBOE in the risk factor beginning “Damage to our reputation could have a material adverse effect . . . .”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

61.	There is a statement that BATS initiated NBBO setter pricing on its U.S. listed equity options market in January 2011. Is there an NBBO Setter Program on one of the equity trading platforms as well? If so, please consider whether you would like to include that information, given the discussion of the options NBBO Setter Program.

The Company wishes to clarify that BYX implemented a NBBO Setter Program effective May 2, 2011. Accordingly, the Company has added additional disclosure under the heading “History” in the MD&A in response to the Staff’s comment.

Results of Operations, page 62

U.S. Securities and Exchange Commission	22	August 19, 2011

62.	The fee rate for the year ending December 31, 2010 was $0.169 per mission, not $0.162 per million.

The Company respectfully acknowledges that the fee rate was $16.90 per million as of December 31, 2010. However, the language in the Registration Statement specifies that the average rate for the year ended December 31, 2010 was $16.24 per million.

Overview of SRO Regulation and BZX’s and BYX’s Status, page 104

63.	You state that the supervisory duties can be delegated by plan among SROs. Please clarify that while BATS can contract out the performance of these duties, the ultimate responsibility and liability for performance remains with BATS.

The Company has expanded its disclosure under the heading “United States—Overview of SRO Regulation and BZX’s and BYX’s SRO Status” in the “Regulation” section to clarify the delegation by plan of its supervisory duties.

64.	The first full sentence on page 105 notes that certain rule changes are submitted on a “notice” basis and effective upon filing. Please note that these filings are not approved by the SEC.

The Company has revised its disclosure under the heading “United States—Overview of SRO Regulation and BZX’s and BYX’s SRO Status” in the “Regulation” section to note that certain rule changes are not approved by the Commission.

65.	On page 105, there is a statement that, to avoid conflicts that can arise from self-listing, the Nominating and Corporate Governance Committee or other independent board committee will provide the SEC with confirmation of their compliance with BZX listing standards. This should be expanded to include more discussion of the likely obligations that will be applicable to BATS, due to self-listing (e.g., quarterly reports; independent accountant statement).

The Company has expanded its disclosure under the heading “United States—Overview of SRO Regulation and BZX’s and BYX’s SRO Status” in the “Regulation” section to include more discussion on the likely obligations that will be applicable to the Company due to self-listing.

Rule 17d-2 Agreements Among SROs, page 105

66.	The sentence describing Exchange Act Rule 17d-2 should clarify that 17d-2 agreements concern the enforcement of laws and rules applicable to all the SROs and relating to member those SROs have in common. Currently, the sentence provides that those agreements concern the applicable rules only.

The Company has revised the language under the heading “United States—Rule 17d-2 Agreements Among SROs” in the “Regulation” section to provide that 17d-2 agreements concern the enforcement of laws and rules.

Options Intermarket Linkage Plan, page 107

U.S. Securities and Exchange Commission	23	August 19, 2011

67.	There are several errors in the description here:

•

In the first paragraph, you state that the options markets are linked pursuant to the Options Intermarket Linkage Plan, which was approved by the SEC in 2000. Since that is no longer the plan that governs the linking of the options markets (as discussed in your paragraph below), it should read in the past tense—that such markets were linked pursuant to that plan.

The Company has corrected the first paragraph of disclosure under the heading “United States—Options Intermarket Linkage Plan” in the “Regulation” section to read in the past tense.

•

In the second paragraph, you state that the original linkage plan was replaced by a new one, which launched on August 31, 2009. Please revise to note that the new linkage plan, the Options Order Protection and Locked/Cross Market Plan was approved by the SEC on July 30, 2009.

The Company has revised the second paragraph of disclosure under the heading “United States—Options Intermarket Linkage Plan” in the “Regulation” section to note when the new linkage plan was approved by the Commission.

Recent Developments, United States, page 109

68.	Please consider adding a summary of the SRO proposed NMS plan regarding limit up/limit down volatility moderators.

The Company has added a bullet point regarding limit up/limit down volatility moderators under the heading “Recent Developments—United States” in the “Regulation” section.

Certain Relationships and Related Transactions, page 137

69.	You state twice that your fee schedules are approved by the SEC. Please revise the discussion to make clear that the SEC does not approve fees; they are immediately effective upon filing under Exchange Act Section 19 and Rule 19b-4.

The Company has revised its disclosure in the “Certain Relationships and Related Transactions” to clarify that the Commission does not approve its fee schedules.

U.S. Securities and Exchange Commission	24	August 19, 2011

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at (212) 450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Attachment

cc w/ att:    Mr. Eric Swanson, Esq.

EXHIBIT A	File No. 333-113226
Filed Pursuant to Rule 424(b)(1)

11,000,000 Shares

Archipelago Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Archipelago Holdings, Inc.

Archipelago is offering 5,500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 5,500,000 shares, which include 4,199,452 shares being offered by certain underwriters or their affiliates. Archipelago will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. The common stock has been approved for listing on the Pacific Exchange, Inc. for trading on the Archipelago Exchange, or ArcaEx®, under the symbol “AX,” subject to official notice of issuance.

See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$11.500	$126,500,000
Underwriting discount	$0.805	$8,855,000
Proceeds, before expenses, to Archipelago	$10.695	$58,822,500
Proceeds, before expenses, to the selling stockholders	$10.695	$58,822,500

To the extent that the underwriters sell more than 11,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,650,000 shares from Archipelago and the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on August 17, 2004.

Goldman, Sachs & Co.	JPMorgan
Banc of America Securities LLC

Credit Suisse First Boston

Lehman Brothers

Merrill Lynch & Co.

Piper Jaffray

Prospectus dated August 12, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporation Transactions

Prior to the consummation of this offering, we completed a series of transactions in order to convert Archipelago Holdings, L.L.C. into Archipelago Holdings, Inc.

The transactions are as follows:

•

On August 11, 2004, Archipelago Holdings, L.L.C., a Delaware limited liability company, converted into Archipelago Holdings, Inc., a Delaware corporation, and the members of Archipelago Holdings, L.L.C. received 0.222222 shares of common stock of Archipelago Holdings, Inc. for each of their membership interests in Archipelago Holdings, L.L.C.

•

After the conversion of Archipelago Holdings, L.L.C. into Archipelago Holdings, Inc., GAP Archa Holdings, Inc. (a member of Archipelago Holdings, L.L.C. before the conversion described above that became a stockholder of Archipelago Holdings, Inc. upon the conversion), was merged with Archipelago Holdings, Inc. The stockholders of GAP Archa Holdings, Inc. received shares of common stock of Archipelago Holdings, Inc. for their shares of common stock of GAP Archa Holdings, Inc. and the shares of Archipelago Holdings, Inc. common stock owned by GAP Archa Holdings, Inc. prior to the merger were cancelled. For additional issuances of our common stock to GAP, see “Recent Developments.”

As approved by our board of managers on July 16, 2004, we made a cash distribution to our members immediately prior to the incorporation transactions. In accordance with the terms of the limited liability company agreement of Archipelago Holdings, L.L.C., the cash distribution provided funds to our members to permit them to pay the taxes that the members will owe for their share of Archipelago’s profits in 2004 as a limited liability company through the date of the incorporation transactions, calculated primarily based on the highest federal and state income tax rate applicable for tax withholding purposes to an individual. The cash distribution was approximately $24.6 million.

Relationships with Directors, Officers, 5% Owners and Investors with Representatives on Our Board of Managers (Exclusive of Trading Activity)

In the ordinary course of our business and in connection with our financing activities, we have entered into a number of transactions with our directors, officers, investors that hold a 5% or greater equity interest in our company and investors that had a right prior to our conversion to appoint a representative to our board of managers. Generally, in considering the transactions described in this section, our board of managers employed a number of procedures, depending upon the nature of the transaction and the parties involved, to review the fairness of and determine the interest of our company in a particular transaction. These procedures generally included (i) discussions among members deemed to be disinterested, (ii) a separate vote of members deemed to be disinterested, (iii) an examination of the commercial terms of the transaction or (iv) related discussions and deliberations. We believe that these transactions were entered into on the basis of commercial terms prevailing in the market at the time we entered into each transaction. Under the Delaware General Corporation Law, the board of directors of Archipelago Holdings, Inc. is not required to review or approve the agreements or service contracts described in this section following the consummation of this offering. As a public company following this offering, we intend to review the fairness of all related party transactions and will do so in accordance with our certificate of incorporation, bylaws and the Delaware General Corporation Law. In addition to the following discussion, please refer to note 11 to our consolidated financial statements and “—Trading Activity by Our 5% Owners and Investors with Representatives on Our Board of Managers.”

The Pacific Exchange and PCX Equities

Regulatory Fees.    In July 2000, we entered into a facility services agreement with the Pacific Exchange governing our relationship with the Pacific Exchange and PCX Equities, a for-profit corporate subsidiary of the Pacific Exchange to which the Pacific Exchange has delegated certain regulatory authority for ArcaEx. Under the terms of this agreement and a related contribution agreement, the Pacific Exchange granted us the exclusive right to establish and operate ArcaEx as a facility of PCX Equities with respect to instruments traded on or eligible to be traded on the equities floor of the Pacific Exchange, as well as the right to receive all transaction fees, all market data fees and all listing fees from the operation of ArcaEx. The Pacific Exchange also agreed not to engage in any commercial arrangements competitive with ArcaEx, except as otherwise provided in the facility services agreement. As part of this arrangement, the Pacific Exchange acquired a 10.8% equity interest in Archipelago Holdings, L.L.C. As of December 31, 2003, the Pacific Exchange held a 4.1% interest in our company. See “Principal and Selling Stockholders.” Under the terms of the amended and restated facility services agreement, we are required to negotiate in good faith with the Pacific Exchange to establish the regulatory fee we will pay the Pacific Exchange each year, and to reimburse the Pacific Exchange for certain expenses. In 2002, 2003 and the first six months of 2004, we paid the Pacific Exchange $3.4 million, $5.5 million and $3.5 million, respectively, for regulatory services and reimbursement of expenses. We have agreed with the Pacific Exchange on a gross budgeted amount of $7.5 million in regulatory fees for 2004. The actual amount of 2004 fees may be higher or lower than this amount due to differences between expected and actual costs incurred by the Pacific Exchange in connection with its regulation of ArcaEx. In addition, the gross budgeted amount will be reduced by the amount of registered representative fees payable to us in 2004, as discussed in the next paragraph.

Registered Representative Fees.    Broker-dealers that are registered to trade on ArcaEx are required to register certain employees, known as registered representatives, with the Pacific Exchange. The Pacific Exchange shares with us the fees it collects in connection with registration of representatives. We currently receive approximately 45% of those fees collected by the Pacific Exchange, and until December 2003 received 50% of those fees. In 2002, 2003 and the first six months of 2004, we received $3.6 million, $4.7 million and $2.2 million, respectively, from the Pacific Exchange for registered representative fees. These amounts were offset against the regulatory fee we owed to the Pacific Exchange, rather than being paid separately to us.

Collection of Market Data Fees.    Through PCX, we participate in the consolidation, dissemination and sale of market data in U.S. exchange-listed securities and Nasdaq-listed securities. We receive market data fees, based on the level of trading activity on ArcaEx, for providing data to centralized aggregators that in turn sell the data to third-party consumers such as Thomson Financial Inc. and Bloomberg, L.P. The Pacific Exchange is a direct participant in the plans governing the consolidation and dissemination of market data, and as a direct participant in these plans collects tape revenues for trading activities on ArcaEx. Under the terms of the facility services agreement discussed above in “—Regulatory Fees,” we are entitled to all market data fees earned in connection with trading activities on ArcaEx. Market data fees collected by the Pacific Exchange as a direct participant in these plans and paid to us under the terms of the facility services agreement totaled $2.0 million, $20.2 million and $17.7 million in 2002, 2003 and the first six months of 2004, respectively. For more information regarding the plans governing consolidation, dissemination and sale of market data, see “Business—Our Business—Market Data Products.”

Expenses for Obtaining Consolidated Market Data.    In connection with its operation of an options trading floor, the Pacific Exchange is a consumer of consolidated equity market data collected and sold under the plans discussed above. Between April 2002 and December 2003, we agreed to cover part of the PCX’s cost of obtaining consolidated equity market data by reducing the amount of market data fees to which we were entitled under the facility services agreement. Our market data fees were reduced by the amount of the Pacific Exchange’s cost for obtaining consolidated market data for equity securities for use in connection with its options trading floor. Our market data fees were reduced by $64,008 and $154,000 in 2002 and 2003, respectively, under that arrangement. No reduction in our market data fees was taken in the first six months of 2004.

Exchange Transition.    Trading activity on the PCX’s traditional trading floor began winding down in 2001 in connection with the establishment of ArcaEx. During this period and prior to the commencement of trading on ArcaEx in March 2002, the Pacific Exchange continued to incur fixed costs that were not offset by revenue from trading operations. We agreed to make payments to the Pacific Exchange during this interim period to defray the Pacific Exchange’s costs, and paid PCX a total of $4.6 million and $1.5 million in 2001 and 2002, respectively, under this arrangement.

Directorships.    Gerald D. Putnam, our Chairman and Chief Executive Officer, is currently a member of the board of directors of the Pacific Exchange. Members of the board of directors are entitled to $5,000 annual compensation for their service on the board, plus additional compensation for attending board meetings. Mr. Putnam has waived his right to this compensation. Philip D. DeFeo, Chairman and Chief Executive Officer of the Pacific Exchange, is currently a member of our board of directors, and was formerly a member of our board of managers. We did not pay our managers a fee, but reimbursed expenses incurred in connection with board activities. In the first six months of 2004, we made a total reimbursement of $976 to Mr. DeFeo. Mr. DeFeo will serve on our board of directors following the completion of this offering and will be entitled to compensation as a director. See “Management—Director Compensation.” Under our certificate of incorporation, for so long as ArcaEx remains an equities trading facility of PCX Equities and our facility services agreement with the Pacific Exchange and PCX Equities remains in effect, one of our directors will be required to be a member of the board of directors of the Pacific Exchange or an officer or employee of the Pacific Exchange nominated by the board of directors of the Pacific Exchange. Mr. DeFeo will initially serve in this capacity.

Indemnification.    We have agreed to indemnify the Pacific Exchange for liability as well as costs and expenses incurred in connection with litigation brought against us and the Pacific Exchange alleging improper use of the “Nasdaq” and “QQQ” marks in our advertising activities without signing a license agreement. We did not reimburse the Pacific Exchange for any fees or expenses in connection with this arrangement in 2003. For a description of this litigation, see “Business—Legal Proceedings—Matters Relating to our Company—Nasdaq Litigation.”

Certificate of Incorporation and Bylaws.    Under our certificate of incorporation and bylaws, for so long as ArcaEx remains an equities trading facility of PCX Equities and our facility services agreement with the Pacific Exchange and PCX Equities remains in effect, any amendment to our certificate of incorporation or bylaws will be submitted to the board of directors of the Pacific Exchange. If the board of directors of the Pacific Exchange determines that the amendment is required under Section 19 of the Exchange Act to be filed with, or filed with and approved by, the SEC, then the amendment will not take effect until it is so filed or filed and approved. Any resolution of our board of directors authorizing a proposed amendment to our certificate of incorporation will provide that such amendment will be abandoned and not filed with the Secretary of State of the State of Delaware, notwithstanding stockholder approval of the amendment, unless the conditions described in this paragraph have been fulfilled.

Gerald D. Putnam and GSP

Business Development Functions.    From February 1999 to March 2004, we entered into a series of agreements with Pleasure Marine, L.L.C., pursuant to which we rented a yacht for business development functions. The domestic partner of Mr. Putnam’s sister operates the yacht as an independent contractor of Pleasure Marine. Pleasure Marine retains a percentage of the rental fees paid by Archipelago. We paid rental fees for the yacht in the amount of $489,700, $548,096 and $528,096 in 2001, 2002 and 2003, respectively, and $240,925 in the first six months of 2004. We have contracted to pay total rental fees of $349,200 for the yacht in 2004. We hosted 39 business development functions on the yacht in 2001, 44 in 2002 and 38 in 2003, with an average of approximately 20 guests attending each function. We expect to continue this arrangement in 2004 at levels comparable to prior years; however, we do not expect to continue this arrangement thereafter.

Back-Office Services.    ASB, L.L.C., a service bureau located in Chicago, Illinois, has provided back-office services to our subsidiary Wave Securities, L.L.C and, in the future, such services will be provided to Wave by Townsend Analytics, Ltd. These services include offering and managing routing technology to alternative execution venues, clearing technology, as well as reporting to the NASD’s Order Audit Trail Systems through which NASD members are required to report information regarding Nasdaq transactions. Under Wave’s past arrangement with ASB, Wave paid ASB $100,000 per month for these services. Beginning in July 2004, Wave expects to pay $100,000 per month for the same services to Townsend Analytics, Ltd. Mr. Putnam and his wife indirectly own 40% of ASB, L.L.C. and MarrGwen and Stuart Townsend, two of our co-founders, indirectly own 40% of ASB, L.L.C. MarrGwen and Stuart Townsend own Townsend Analytics, Ltd.

Trading on ArcaEx.    Mr. Putnam and his wife indirectly own 40% of Terra Nova Trading, L.L.C., or TNT, a broker-dealer that owns a 0.6% equity interest in our company. MarrGwen and Stuart Townsend collectively own a 40% indirect interest in TNT. TNT regularly engages in trading activities on ArcaEx. As a result of its trading activities and the execution services we provide, in 2002, 2003 and the first six months of 2004:

•	we received transaction fees from TNT in an aggregate amount equal to $443,723, $5.5 million and $2.6 million, respectively;

•	we made liquidity payments to TNT in an aggregate amount equal to $66,190, $1.6 million and $0.9 million, respectively; and

•

we made rebate payments in an aggregate amount equal to $38,622, $94,829 and $20,439, respectively, to TNT, with whom we agreed to share a portion of the market data fees we received in connection with trades in exchange-listed securities executed by TNT on ArcaEx.

We believe that all payments to TNT, and all amounts charged to TNT, are determined based on prevailing market rates, terms and conditions, which are available to all other market participants.

Indemnification.    Pursuant to a contribution agreement entered into in January 1999, Mr. Putnam agreed to indemnify us and affiliates of Goldman, Sachs & Co. and E*TRADE Group, Inc. for liability and certain legal expenses incurred in connection with the Lozman litigation discussed in “Business—Legal Proceedings.” Virago Enterprises, L.L.C., or Virago, has paid to date 50% of the legal fees and other costs we have incurred in connection with the defense of this matter. GDP, Inc. and Virago collectively paid legal expenses on our behalf in the amount of $379,050, $286,381 and $170,007 in 2001, 2002 and 2003, respectively, and $290,879 in the first six months of 2004. Mr. Putnam owns 100% of GDP, Inc. Stuart and MarrGwen Townsend own 98% of Virago.

Equity Entitlement Program.    In January 2000, we implemented an equity entitlement program, under which participating customers became eligible to earn “equity entitlements” based on the volume of order flow on our trading platforms. Equity entitlements were converted into Class B shares of Archipelago Holdings, L.L.C. without additional consideration on May 31, 2002. These shares were converted into shares of our common stock in connection with our conversion prior to the completion of this offering. The program began on January 1, 2000 and participation ended on June 30, 2001. TNT was a participant in the Equity Entitlement Program and through the program earned equity interests in Archipelago Holdings, L.L.C. with a value, when earned, of $7.4 million.

Other current investors also acquired equity interests in our company through the equity entitlement program.

Non-competition.    Pursuant to the limited liability company agreement of Archipelago Holdings, L.L.C., Mr. Putnam and GSP, LLC agreed that, subject to limited exceptions, they will not, and will not permit any of their affiliates to, manage, be employed by or provide consulting or other goods or services to, own any interest in or operate or control any ECN, alternative trading system, exchange or other facility for matching or executing orders, in each case that provides for the trading of equity securities of U.S. issuers and/or non-U.S. issuers whose equity securities are traded on a U.S. stock exchange or Nasdaq, for 24 months after the date that Mr. Putnam is no longer a manager, officer, employee or consultant of Archipelago or any of its subsidiaries. Mr. Putnam owns a controlling interest in GSP.

Stuart D. Townsend, MarrGwen Townsend, Townsend Analytics and Virago Enterprises

Stuart and MarrGwen Townsend collectively own a 40% indirect interest in each of ASB, L.L.C. and TNT, discussed above. Until our conversion to a Delaware corporation on August 11, 2004, Stuart Townsend was also a member of the board of managers of Archipelago Holdings, L.L.C. and its Chief Information Officer, and MarrGwen Townsend served as a Vice President of Archipelago Holdings, L.L.C. In addition, we have entered into commercial arrangements with Townsend Analytics, Ltd., or TAL, which is owned by Stuart and MarrGwen Townsend. These arrangements include:

•

License and Software Development; Administrative Services:  We have entered into various arrangements with TAL under which they provide to us technology, software support and maintenance, and certain administrative services. The administrative services provided to us by TAL include the provision of computer and router cabinet space, network infrastructure, software installation and maintenance, systems monitoring, telecommunications facilities and personnel, as well as the administration of employee benefit plans in which we, TAL and TNT jointly participate. The software and development services provided to us by TAL include a license agreement under which TAL granted to us a license for the use of certain matching engine and routing software, as well as support and maintenance of that software. In July 2004, we agreed with TAL that certain order matching and routing software developed by TAL after January 7, 1999, but never used by us in our business, was not subject to the terms of the license agreement. Under this agreement, TAL agreed, among other things, that it would not sell, license or otherwise use this software for the purpose of matching equity securities that are listed on a United States stock exchange, traded through the NASDAQ system or issued by a United States issuer, for a period of 6 months. TAL is expected to be free to license or sell this software to anyone, including our competitors, on or about February 17, 2005.

Under these arrangements, in aggregate, we paid to TAL $5.0 million plus out-of-pocket expenses in each of 2001, 2002 and 2003, and $2.1 million plus out-of pocket expenses in the first six months of 2004. In July 2004, we agreed with TAL that our future obligation for payments to TAL under these arrangements will be reduced to approximately $2.1 million per year plus out-of-pocket expenses, due primarily to our decreased use of TAL software.

•

RealTick.  In January 1999, we entered into a license and distribution agreement with TAL. Under this agreement, TAL agreed to provide us with a license to use and distribute RealTick, a Windows-based interface our customers can use to access trading on ArcaEx. TAL also agreed to provide us with exchange data. Under these agreements, we paid TAL $6.0 million, $7.0 million and $5.4 million in 2001, 2002 and 2003, respectively, and $2.7 million in the first six months of 2004.

•

WebTick.  TAL has developed WebTick, an Internet-based product designed to provide market information to listed companies. We have agreed to pay TAL $10,000 per month for use of this product by up to 300 users, for a term of one year beginning January 2004.

•

Communications and Technology.  In 2001, Archipelago, L.L.C. entered into a network services agreement with TAL, pursuant to which we acquired MCI network services through TAL’s agreement with MCI WorldCom. This agreement will expire in August 2004. Under this agreement, we paid TAL $13,850, $40,943 and $34,357 in 2001, 2002 and 2003, respectively, and $23,932 in the first six months of 2004.

•

Office Lease.  Until April 2004, we leased our main offices in Chicago pursuant to a sublease with TAL that we entered into in February 1999. Under the terms of the sublease, we made payments directly to the owner of the office space, not to TAL. We made payments to the owner of the office space in an aggregate amount of $904,977, $1.1 million and $1.4 million in 2001, 2002 and 2003, respectively, and $412,509 in the first six months of 2004. The sublease was amended in April 2000 and March 2003, and terminated in April 2004, except with regard to a portion of the basement area of our headquarters. We now lease our main offices directly from the owner of the office space.

Richard C. Breeden

Effective June 1, 2004, Richard C. Breeden, who will serve as a director of Archipelago Holdings, Inc. upon consummation of this offering, began providing consulting services to us through Richard C. Breeden & Co. under a contract providing for a minimum fee of $150,000 per quarter and a minimum term of one year. See “Management—Directors, Executive Officers and Significant Employees.”

Goldman Sachs

We have entered into commercial arrangements with subsidiaries of The Goldman Sachs Group, Inc., or Goldman Sachs, which indirectly holds a 23.9% equity interest in our company. Prior to this offering, Goldman Sachs had the right to appoint a representative to our board of managers. Goldman, Sachs & Co., a subsidiary of Goldman Sachs, is a lead underwriter in this offering. These arrangements include:

•

Equity Entitlement Program.  Through the Equity Entitlement Program, SLK-Hull Derivatives LLC, a subsidiary of Goldman Sachs, earned equity entitlements with a value, when earned, of $6.0 million that were converted into Class B shares of Archipelago Holdings, L.L.C. without additional consideration. Additional equity entitlements were granted to this entity under this program, although these entitlements were waived and not converted into any equity ownership interests in our company. These membership interests will be converted to shares of our common stock in connection with our conversion prior to the completion of this offering.

•

Clearing Arrangements.  Each of Archipelago Securities, L.L.C., Archipelago Trading Services, L.L.C. and Wave Securities, L.L.C. has entered into a clearing agreement with Spear, Leeds & Kellogg, L.P., or SLK, a subsidiary of Goldman Sachs. Under these agreements, SLK provides clearing and settlement services in connection with our outbound routing and agency brokerage services. Pursuant to a letter agreement dated January 17, 2002, we also agreed to appoint SLK as the clearing agent in the future for any of our other subsidiaries that engage in order routing services or brokerage services on substantially the same terms and conditions as set forth in our existing clearing agreements with SLK. This letter agreement will remain in effect as long as the clearing agreement between Wave and SLK remains in effect. The agreement may be terminated by either party without cause upon 120 days prior written notice. Under these agreements, we paid SLK an aggregate amount of

$44.5 million and $31.7 million in 2002 and 2003, respectively. In 2003, we renegotiated this agreement, resulting in our payment of a significantly lower fee per cleared trade. In the first six months of 2004, we paid SLK an aggregate amount of $7.2 million under the renegotiated agreements.

•

REDIBook Service Bureau Agreement.  In January 2002, in connection with our merger with REDIBook ECN LLC, we entered into a service bureau agreement with SLK. Under that agreement, SLK agreed to provide certain development, operation, management and support services to the REDIBook ECN, including the monitoring of certain operations and the maintenance and management of certain equipment and facilities, in connection with the integration of the REDIBook ECN into the Archipelago system. We terminated this agreement in March 2003 in connection with our launch of ArcaEx and the migration of trading from the Archipelago ECN to ArcaEx. Under this agreement, we paid SLK an aggregate amount of $11.5 million and $4.5 million in 2002 and 2003, respectively.

•

REDIBook Merger.  In February 2002, we entered into an exchange agreement and a series of other agreements with the members of REDIBook ECN LLC, pursuant to which we merged with REDIBook and issued equity interests in our company in exchange for all the outstanding equity interests of REDIBook ECN LLC. In connection with the REDIBook merger, SLK received membership interests in Archipelago in exchange for its interests in REDIBook ECN LLC.

•

Advisory Fees.  Goldman, Sachs & Co. acted as our adviser in connection with the $50 million investment in our company by GAP Archa Holdings, Inc., an investment entity affiliated with General Atlantic Partners, LLC, and its related purchase of $75 million of outstanding equity interests in November and December 2003. We paid Goldman, Sachs & Co. a fee of approximately $1.25 million in 2004 for its financial advisory services.

•

In July 2002, one of our subsidiaries, Archipelago Securities, L.L.C., entered into an agreement for orders routed to the NYSE’s Designated Order Turnaround, or DOT, system with SLK. Pursuant to this agreement, SLK provides direct order routing services for trades directed to the NYSE’s DOT system. We paid fees under this agreement to SLK in an aggregate amount of $0.7 million and $1.5 million in 2002 and 2003, respectively, and $0.6 million in the first six months of 2004.

JPMorgan

In October 2003, our subsidiary, Archipelago Exchange, L.L.C., entered into a credit and security agreement with J.P. Morgan Chase Bank, pursuant to which the bank will extend loans to us in an aggregate amount up to $20 million. The loans will bear interest at a rate equal to 200 basis points above a designated base rate. Archipelago Exchange, L.L.C. will pledge receivables and proceeds and products of these receivables as collateral in connection with borrowings under this agreement. We have also agreed to guarantee Archipelago Exchange, L.L.C.’s obligations under this agreement. J.P. Morgan Chase & Co. owns a 3.7% equity interest in our company and prior to this offering has the right to appoint a representative to our board of managers. J.P. Morgan Securities Inc. is a lead underwriter in this offering.

In November 1999, one of our subsidiaries, Archipelago, L.L.C., entered into an electronic trading execution agreement for orders routed to the NYSE’s DOT system with J.P. Morgan Securities Inc. The DOT system offers our customers anonymous electronic access to the NYSE. Pursuant to this agreement, J.P. Morgan Securities provides direct order routing services for trades directed to the NYSE’s DOT system. We paid fees under this agreement to J.P. Morgan Securities in an aggregate amount of $936,709, $514,767 and $934,306 in 2001, 2002 and 2003, respectively, and $154,175 in the first six months of 2004.

J.P. Morgan Securities was a participant in the Equity Entitlement Program discussed above under “—Gerald D. Putnam.” Through that program, J.P. Morgan Securities Inc. earned equity entitlements with a value, when earned, of $3.3 million that were converted into Class B shares of Archipelago Holdings, L.L.C. without additional consideration. These membership interests were converted to shares of our common stock in connection with our conversion prior to the completion of this offering.

Merrill Lynch

Clearing Arrangements.    In February 2000, Archipelago, L.L.C. entered into a clearing agreement with Broadcort Capital Corp., a subsidiary of Merrill Lynch & Co., Inc., or Merrill Lynch, which indirectly owns a 5.0% interest in our company and prior to this offering had the right to appoint a representative to our board of managers. We paid Broadcort Capital Corp. clearing charges under this agreement in an aggregate amount of approximately $20.3 million, $7.0 million and $3.1 million in 2001, 2002 and 2003, respectively, and $2.1 million in the first six months of 2004.

Advisory Fees.    In July 2001, we entered into an agreement with Merrill Lynch pursuant to which Merrill Lynch agreed to act as the exclusive financial advisor to Archipelago Holdings, L.L.C. in connection with the REDIBook merger. Merrill Lynch assisted us in analyzing, structuring, negotiating and effecting the REDIBook merger. We paid Merrill Lynch a fee in the amount of $3.9 million for its financial advisory services.

NBC

As part of our marketing efforts, from time to time we have purchased advertising services from the National Broadcasting Company, Inc., or NBC, which prior to October 2003 indirectly held over a 5% interest in our company. We paid NBC $5.4 million, $3.3 million and $217,306 for these services in 2001, 2002 and 2003, respectively. No payment was made to NBC for advertising services in the first six months of 2004.

Instinet

As part of our best execution model, we route our customers’ orders to other market centers for execution if the best price is not available on ArcaEx. We have routed customer orders to the Instinet ECN (now the INET ATS, formed by the consolidation of the Island ECN and the Instinet ECN), operated by Instinet Group Inc., or Instinet. Prior to 2004, Instinet held over a 5% interest in our company. As part of outbound routing we pay routing charges to Instinet for execution of these trades and for “taking liquidity” from its system. We paid Instinet $18.6 million, $40.4 million and $53.0 million in 2001, 2002 and 2003, respectively, and $23.9 million in the first six months of 2004, in connection with routing customer orders to its system. We also charge Instinet for “taking liquidity” from our system and for services provided by our broker-dealer subsidiaries. We generated revenues from Instinet and its subsidiaries in the aggregate amount of $2.0 million, $3.3 million and $13.2 million in 2001, 2002 and 2003, respectively, and $14.7 million in the first six months of 2004.

Trading Activity by Our 5% Owners and Investors with Representatives on Our Board of Managers

In addition to the relationships discussed above, investors holding more than a 5% interest in our company or with the right to appoint a representative to our board of managers have engaged, either directly or through affiliates, in trading activities on the Archipelago system. These investors included (directly or through affiliates or predecessor entities), Goldman Sachs, E*TRADE Archipelago Holdings, L.L.C., Instinet International Corporation, J.P. Morgan Capital L.P., Merrill Lynch L.P. Holdings Inc., Credit Suisse First Boston Next Fund, Inc., Fidelity Global Brokerage

Group, Inc. and Charles Schwab & Co., Inc. Some of these investors that previously held more than a 5% interest in our company have reduced their interest in us and do not currently hold more than a 5% interest. For ownership interests of these investors in our company immediately prior to this offering, see “Principal and Selling Stockholders.” None of our investors retains the right to appoint a representative to our board of directors following our conversion to a Delaware corporation, which occurred on August 11, 2004.

As a result of their trading activities and the execution services we provide:

•	we received transaction fees from these investors in an aggregate amount equal to $19.9 million, $130.9 million and $112.0 million in 2001, 2002 and 2003, respectively, and $58.6 million in the first six months of 2004;

•	we made liquidity payments to these investors in an aggregate amount equal to $19.8 million and $29.8 million in 2002 and 2003, respectively, and $16.5 million in the first six months of 2004; and

•	we made rebate payments in an aggregate amount equal to approximately $0.8 million in 2003 and $0.5 million in the first six months of 2004 to investors with whom we agreed to share a portion of the market data fees we received in connection with trades in exchange-listed securities executed by those investors on ArcaEx.

In addition, some of these investors are also customers of Wave Securities, L.L.C., our broker-dealer subsidiary that sponsors access to ArcaEx. For these activities, these investors paid us an aggregate amount of $6.9 million in 2003 and $4.8 million in the first six months of 2004, and received from us an aggregate amount of $3.2 million in 2003 and $1.9 million in the first six months of 2004. We believe that all payments to any investor, and all amounts charged to any investor, are determined based on prevailing market rates, terms and conditions that are available to all other market participants.

Director and Officer Indemnification

We have entered into an agreement that provides indemnification to persons who

•	are officers or managers of Archipelago Holdings, L.L.C.;

•	will be officers or directors of Archipelago Holdings, Inc.; and/or

•

have been or will be requested or authorized by the board of managers of Archipelago Holdings, L.L.C. or by the board of directors of Archipelago Holdings, Inc. to take actions on behalf of Archipelago Holdings, L.L.C. or Archipelago Holdings, Inc. in connection with registration statements for the public offering and sale of shares of our common stock (including shares issuable in connection with employee benefit plans) and the reorganization of Archipelago Holdings, L.L.C. as Archipelago Holdings, Inc.

for all losses, damages, costs and expenses incurred by the indemnified person arising out of the relevant registration statements or the reorganization.

This agreement is in addition to our indemnification obligations under our bylaws as described under “Description of Capital Stock—Limitation of Liability and Indemnification Matters.”

Registration Rights Agreement

We have entered into a registration rights agreement pursuant to which we have agreed to register shares of our common stock that two groups of stockholders received before this offering under the circumstances described below. One group, referred to as the General Atlantic Stockholders, constitutes affiliates of General Atlantic Partners, LLC, which beneficially owns a 23.38% interest in our company prior to this offering. The other group, referred to as the Class A Stockholders, includes (directly or indirectly through subsidiaries or affiliates), among others, The

Goldman Sachs Group, Inc., Credit Suisse First Boston Next Fund, Inc., Merrill Lynch L.P. Holdings, Inc. and J.P. Morgan Chase & Co.

Demand Registration.    The Class A Stockholders have six demand registration rights, pursuant to which they may require us to register their shares beginning 180 days after this offering. The General Atlantic Stockholders have two demand registration rights, which they can exercise the earlier of

•	one year after this offering and

•	90 days after we consummate a demand registration made by the Class A Stockholders.

Registration on Form S-3.    Once we are eligible to use Form S-3, the two groups of stockholders have the right to request an unlimited number of registrations on Form S-3.

Piggy-back Rights.    Each of the stockholders in the two groups other than those originally requesting registration pursuant to a demand can request to participate in, or “piggy-back” on, any demand registration. Each of the stockholders in these two groups also can piggy-back on a registration on Form S-3.

Piggy-back Registration.    If we file a registration statement for an offering of common stock for ourselves or for stockholders other than those in the two groups, we must offer the stockholders in the two groups the opportunity to register their registrable securities.

Conditions and Limitations; Expenses.    The registration rights of these two groups of stockholders are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. In addition, we are not obligated to effect a demand registration if those initiating the demand (determined in accordance with the agreement) propose to sell their registrable securities at an aggregate price to the public of less than

•	$30 million in the case of a firm commitment underwriting or

•	$15 million if the demand registration is not in the form of a firm commitment underwriting.

We are not required to effect an S-3 registration if the proposed aggregate price to the public is less than $10 million. Other than underwriting discounts and commissions and brokers’ commissions, we will pay all registration expenses in connection with a registration, whether or not such registration becomes effective, unless, in the case of a demand registration or an S-3 registration, the registration is withdrawn at the request of those initiating the registration (determined in accordance with the agreement), subject to specified exceptions.

EXHIBIT B	Filed Pursuant to Rule 424(b)(1) Registration No. 333-123500

16,000,000 Shares

Common Stock

This is an initial public offering of common stock of IntercontinentalExchange, Inc.

We are offering 2,500,000 of the shares to be sold in the offering. The selling shareholders are offering an additional 13,500,000 shares. We will not receive any proceeds from the sale of the shares being sold by the selling shareholders.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ICE”. See “Underwriting” for a discussion of the factors to be considered in determining the initial offering price.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$26.00	$416,000,000
Underwriting discount	$1.69	$27,035,775
Proceeds, before expenses, to IntercontinentalExchange, Inc.	$24.31	$60,779,225
Proceeds, before expenses, to the selling shareholders	$24.31	$328,185,000

To the extent that the underwriters sell more than 16,000,000 shares of our common stock, the underwriters have the option to purchase up to an additional 2,400,000 shares from some of the selling shareholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock in New York, New York on November 21, 2005.

Morgan Stanley	Goldman, Sachs & Co.

William Blair & Company	Sandler O’Neill & Partners, L.P.

SG Corporate & Investment Banking

Prospectus dated November 15, 2005

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Formation/Original Investment

In May 2000, our Initial Shareholders entered into a limited liability company operating agreement, which specified the equity interests in our business of each Initial Shareholder, MHC Investment Company and Continental Power Exchange, Inc. The Initial Shareholders also each agreed to enter into order flow agreements with us, as discussed below. In consideration of its equity interest, Continental Power Exchange, Inc. contributed all of its assets, including software, operational know-how and intellectual property, and liabilities to us. Our chief executive officer, Mr. Sprecher, owns substantially all of the equity of Continental Power Exchange, Inc., with the remaining equity owned by members of Mr. Sprecher’s family. MHC Investment Company issued a perpetual, royalty-free license to use a patent related to trading in electrical energy, and Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc. agreed to execute a term loan agreement, as discussed below.

In November 2000, the limited liability company operating agreement was amended and restated to provide an additional equity interest to the Gas and Power Firms, representing an aggregate 32% interest in our business. In exchange for this equity interest, the Gas and Power Firms agreed to make an aggregate cash payment of $30.0 million in three installments: $10.0 million upon issuance of the new equity interests and two additional payments of $10.0 million payable when our electronic platform became substantially operational with respect to North American natural gas and power products. In April 2001, the Gas and Power Firms advanced the remaining $20.0 million to fulfill their agreement. The Gas and Power Firms also entered into order flow agreements with us, as discussed below.

Relationships with Our Initial Shareholders

Continental Power Exchange, Inc. Stock Option Plan

Four of our executives and employees hold options that were granted between 1998 and 1999 under the Continental Power Exchange, Inc. Stock Option Plan. These option holders include our president and chief operating officer and our chief technology officer. These options give the option holder the right to purchase shares of our common stock from Continental Power Exchange, Inc., and are fully vested. The exercise price for these options ranges from $1.04 to $1.72 per share. In total, there are 209,122 options outstanding under the Continental Power Exchange, Inc. Stock Option Plan, which could be exercised against Continental Power Exchange, Inc.’s total equity stake in our business of 2,406,935 shares. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan, Continental Power Exchange, Inc. intends to sell 209,122 shares of common stock in this offering representing all shares of our common stock underlying these outstanding and vested options. As part of each holder’s agreement to terminate the Stock Option Plan and cancel all of their outstanding and vested options, Continental Power Exchange, Inc. will pay each holder an amount equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in this offering of the respective number of shares of common stock underlying such holder’s options, less (ii) the aggregate exercise price of such holder’s respective options, less (iii) applicable Federal and state withholding taxes. Continental Power Exchange, Inc. will make such payment to the holder within seven business days of the closing date of this offering. See “Principal and Selling Shareholders”.

Continental Power Exchange, Inc. Put Agreement

As a part of the transactions surrounding our formation as described in “— Our Formation/Original Investment”, we entered into an agreement with our predecessor company, Continental Power Exchange, Inc., on May 11, 2000. Our chief executive officer, Mr. Sprecher, owned then and continues to own substantially all the equity interests in Continental Power Exchange, Inc. Pursuant to the agreement, Continental Power Exchange, Inc. conveyed all of its assets and liabilities to us. These assets included intellectual property that we used to develop our electronic platform. In return, we issued to Continental Power Exchange, Inc. a 7.2% equity interest in our business and we agreed to give Continental Power Exchange, Inc. a put option, by which Continental Power Exchange, Inc. could require us to buy its equity interest in our business at the purchase price described below, payable in cash. Upon the closing of this offering, Continental Power Exchange, Inc.’s equity interest in our business will consist of approximately 4.0% of our outstanding common stock. Under this put option, the purchase price of the Continental Power Exchange, Inc. equity interest equals either its fair market value or $5 million, whichever is greater.

In connection with this offering, in October 2005 we entered an agreement with Continental Power Exchange, Inc. and Mr. Sprecher to terminate the put option upon the closing of this offering. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which we may be obligated to pay the expenses of registration of such shares, including underwriting discounts up to a maximum of $4.5 million. See “— Relationships with Certain Shareholders — Registration Rights” and “Shares Eligible for Future Sale — Additional Shares that May be Registered”.

Mr. Sprecher currently owns 92.5% of the equity interest in Continental Power Exchange, Inc. and holds an irrevocable proxy enabling him to vote the remaining 7.5%. Continental Power Exchange, Inc. currently has no assets other than its equity interest in IntercontinentalExchange, Inc. and conducts no operations.

Term Loan Agreement

As part of the transactions surrounding our formation as described in “— Our Formation/ Original Investment”, on May 11, 2000 we entered into a term loan agreement with Goldman Sachs Credit Partners L.P., an affiliate of The Goldman Sachs Group, Inc., and Morgan Stanley Capital Group Inc., two of our Initial Shareholders that are affiliated with the lead underwriters of this offering. The agreement provided that we could borrow an aggregate principal amount of up to $20.0 million, or up to $10.0 million from each lender, in two term loans, with each lender advancing one half of the amount borrowed under each loan. The first term loan was to expire on May 10, 2002 and the second term loan was to expire on September 8, 2002. On May 8, 2002, we amended the term loan agreement to provide that such loans would mature on the earlier of November 11, 2002, or the fifth day after the closing of an initial public offering of our stock. These loans bore interest at the one-month LIBOR rate, with interest to be compounded monthly and paid on the maturity date. We borrowed $16.1 million under the term loan agreement in 2000, and the entire amount, including accrued interest, of $16.5 million was paid off in 2002. The term loan expired on November 11, 2002, all liens associated with the loans have been released and we have no obligations outstanding with respect to these loans.

Other

From time to time, we have received investment banking services from Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., the lead underwriters of this offering and each an affiliate of one of our Initial Shareholders. From time to time, we have also received consulting services from Goldman, Sachs & Co. and have entered into several foreign exchange forward contracts with Morgan Stanley Capital Group Inc. In the current fiscal year, we have paid Morgan Stanley & Co. Incorporated $500,000 in financial advisory fees. In connection with the foreign exchange contracts, we paid Morgan Stanley & Co. Incorporated $1.2 million and $353,000 for the nine months ended September 30, 2005 and for the year ended December 31, 2004, respectively.

In connection with our launch of our electronic trade confirmation service in April 2002, we entered into promotional services agreements with J. Aron & Company, an affiliate of The Goldman Sachs Group, Inc., and Morgan Stanley Capital Group Inc., two of our Initial Shareholders that are also affiliated with the lead underwriters of this offering, and the Gas and Power Firms. These agreements provided that these signatories would receive discount rates for use of our electronic trade confirmation service through November 2003, and have since expired. No firm commitments to use this service were made in these agreements.

Relationships with Certain Shareholders

Order Flow Agreements

We were a party to the following order flow agreements with our Initial Shareholders, the Gas and Power Firms and other market participants:

•

Global Precious Metals — Under these order flow agreements, the following shareholders (or affiliates of such shareholders) were each obligated to execute trades in global precious metals products on our electronic platform covering 15 million gold ounce equivalents per year: DB Structured Products, Inc. (formerly known as Deutsche Bank Sharps Pixley Inc.), The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc. and Société Générale Financial Corporation, each of which is one of our Initial Shareholders. The order flow commitments for global precious metals trading became effective in September 2000 and expired in August 2002. Under the terms of the order flow agreements, in the event that these shareholders failed to meet the minimum volume of transactions specified in the agreements, they were billed for the difference between the minimum commitment and the actual executed transactions by them, multiplied by an imputed commission rate. The imputed commission rate was equal to the total commission received by us for transactions in the product group during the period divided by the total volume underlying such transactions. In 2002, these shareholders in the aggregate made order flow shortfall payments to us of $32,000 pursuant to these order flow agreements in global precious metals.

•

Global Oil — Under these order flow agreements, the following shareholders (or affiliates of such shareholders) were each obligated to execute trades in contracts for crude oil and related products on our electronic platform covering 500 million barrel equivalents per year: BP International Limited, Total Investments USA Inc. (an affiliate of Total S.A.), The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc. Each of these entities is one of our Initial Shareholders or an affiliate of one of our Initial Shareholders. The order flow agreements for global oil became effective in November 2000 and expired in October 2002. Under the terms of the order flow agreements, in the event that these shareholders failed to meet the minimum volume of transactions specified in the agreements, they were billed for the difference between the minimum commitment and the actual executed transactions by them, multiplied by an imputed commission rate. The imputed commission rate was equal to the total commission received by us for transactions in the product group during the period divided by the total volume underlying such transactions. In 2002 and 2001, these shareholders in the aggregate made order flow shortfall payments to us of $2.2 million and $2.3 million, respectively, pursuant to these order flow agreements in global oil.

•

North American Natural Gas and Power — Under this order flow agreement, the Gas and Power Firms, which are shareholders of our company, were obligated as a group to execute trades in North American natural gas and power contracts on our electronic platform covering, in the aggregate, 48 billion million British thermal units per year. The order flow agreement for North American natural gas and power became effective in July 2001 and expired in June 2003. Under the terms of the order flow agreement, in the event that these shareholders failed to meet the minimum volume of transactions specified in the agreement, they were billed for the difference between the minimum commitment and the actual executed transactions by them, multiplied by an imputed commission rate. The imputed commission rate was equal to the total commission received by us for transactions in the product group during the period divided by the total volume underlying such transactions. In 2003, these shareholders in the aggregate made order flow shortfall payments to us of $6.4 million pursuant to the order flow agreement in North American natural gas and power.

•

European Gas and Power — The following shareholder affiliates were each obligated to execute trades in European gas and power contracts on our electronic platform which would result in annual minimum commission payments of £200,000 in commission revenues per year: BP Gas Marketing Limited, Shell Energy Trading Limited, Gaseyls (an affiliate of Société Générale) and TotalFinaElf Gas & Power

Limited. Non-shareholding market participants were also parties to these agreements. The order flow agreements became effective in January 2002 with respect to European gas contracts, were amended in April and May of 2003 to include European power contracts, and expired in December 2004. The order flow agreements also provided for revenue sharing arrangements that survive the expiration of the agreements and continue annually through 2006. Pursuant to these arrangements, if an order flow provider meets a threshold for trading volumes generated in a given period, ranging from 1.5 billion therms to 3.0 billion therms, that provider is entitled to share in a pool of 20% of our total commission revenues derived from trading in European gas products for that period by all participants, including those that are not or were not parties to the order flow agreements. As of December 31, 2003, none of the order flow providers qualified as eligible order flow providers in accordance with the threshold and we are no longer required to accrue or pay any revenue sharing amounts under these agreements. The order flow providers also received access to a specialized application programming interface that allows our participants to link their computer systems to our electronic platform. European gas order flow agreements were entered into with one Initial Shareholder, Morgan Stanley Capital Group Inc. and one affiliate of an Initial Shareholder, J. Aron & Company, which was similar to the other European gas commitments, except that minimum commitments and shortfalls were determined monthly and these order flow providers did not participate in the revenue sharing arrangement. Under the terms of the order flow agreements, in the event that these order flow providers failed to pay the annual or monthly required minimum commission payments for transactions specified in the agreements, they paid to us the difference between the annual or monthly required minimum commission payments and the actual commission fees paid to us during these periods for such transactions. For the years ended December 31, 2004, 2003 and 2002, we recognized $1.1 million, $764,000 and $1.3 million, respectively, in order flow shortfall revenues, including $728,000, $409,000 and $540,000, respectively, relating to our shareholders.

We received total consolidated revenues of $25.3 million and $21.3 million during the nine months ended September 30, 2005 and 2004, respectively, and $29.4 million, $34.0 million and $63.5 million during the years ended December 31, 2004, 2003 and 2002, respectively, from our Initial Shareholders, the Gas and Power Firms, or affiliates of those entities. Revenues from one of the Gas and Power Firms comprised 10.0% of our total consolidated revenues during 2002. No other shareholder accounted for more than 10% of total consolidated revenues during the nine months ended September 30, 2005 and 2004 and during the years ended December 31, 2004, 2003 or 2002.

Registration Rights

In connection with the agreement to terminate Continental Power Exchange, Inc.’s put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc., which will own 2,197,813 shares of our outstanding common stock following the consummation of this offering. Substantially all of the equity interest in Continental Power Exchange, Inc. is owned by Mr. Sprecher, our chairman and chief executive officer, and members of his family. Under this agreement, Continental Power Exchange, Inc. will be entitled to require us to register for resale into the public market the common stock Continental Power Exchange, Inc. will receive upon conversion of its Class A2 shares it currently holds if Mr. Sprecher’s employment with us has been terminated. In addition, we may be obligated to pay the expenses of registration of such shares, including underwriters discounts up to a maximum of $4.5 million.

In addition, we intend to enter into a registration rights agreement with designated shareholders, including Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc., each an affiliate of the lead underwriters of this offering, who may acquire new common stock upon the conversion of their Class A2 shares from time to time following the consummation of this offering, and will contain provisions relating to S-3 demand rights, piggy-back rights and lock-ups, among others. For a discussion of these registration rights and the registration rights granted to Continental Power Exchange, Inc., see “Shares Eligible for Future Sale — Additional Shares that May be Registered”.

Shareholders’ Agreement

On June 14, 2001, the Initial Shareholders, Gas and Power Firms, Continental Power Exchange, Inc. and MHC Investment Company entered into a Shareholders’ Agreement. This agreement provides, among other things, that the Gas and Power Firms as a group may nominate four directors to our board of directors and each of BP Products North America Inc. (formerly known as BP Exploration & Oil, Inc.), Continental Power Exchange, Inc., Total Investments USA Inc. (an affiliate of Total S.A.), The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc., or the Nominating Shareholders, may each nominate one director, and that the Nominating Shareholders and the Gas and Power Firms would vote their shares in favor of each other’s nominee. Although the Shareholders’ Agreement gives the Gas and Power Firms the power to nominate four directors, when the independent board was elected, the parties to the Shareholders’ Agreement (including the Gas and Power Firms) voluntarily agreed not to exercise their right under the Shareholders’ Agreement to nominate directors. Instead, the Nominating Shareholders, acting as a group, collectively nominated and elected the members of the independent board. This agreement also provided that the Nominating Shareholders would nominate and elect the chief executive officer and the chairman of IPE Holdings Plc to our board of directors as long as our Class B redeemable common stock remained outstanding. Pursuant to this agreement, since the elimination of our Class B redeemable common stock, the Nominating Shareholders have been required to nominate either the chief executive officer or the chairman of IPE Holdings Plc to our board of directors, rather than both. This agreement also provides for the Gas and Power Firms to receive shares from the Initial Shareholders in order to ensure that the value of their shares is not diluted, and provides for a right of first refusal with respect to certain transfers. In addition, the agreement places restrictions on the use of proxies and voting trusts with unaffiliated entities. The Shareholders’ Agreement will terminate upon the closing of this offering.

Loan to Mr. Sprecher

In December 2001, our board of directors agreed to loan Mr. Sprecher, our chief executive officer, an amount corresponding to the income tax liability that accrued in Continental Power Exchange, Inc. as a result of Continental Power Exchange, Inc.’s ownership interest in our business from the time of the formation of IntercontinentalExchange, LLC until our conversion into corporate form on June 15, 2001. This loan was made pursuant to the requirements of the limited liability company operating agreement of IntercontinentalExchange, LLC, dated as of May 11, 2000. As of December 2001, Continental Power Exchange, Inc. had accrued a tax liability of $500,000. The board of directors agreed to forgive this loan over a five-year period, with the first installment (20% of the $500,000 tax liability) forgiven in December 2001, and the remaining amount forgiven in equal installments in December of each of the four following years, provided that Mr. Sprecher continued to serve as our chief executive officer. The board also agreed to gross up Mr. Sprecher’s compensation for the tax liability associated with this loan forgiveness. In December 2004, the board accelerated forgiveness of the final two installments. As a result, no balance remained outstanding with respect to this loan as of December 31, 2004. The amounts forgiven under this arrangement and related gross ups are included in Mr. Sprecher’s compensation as described under the heading “Management — Executive Compensation”.

Relationships with Our Directors

Chicago Climate Exchange Agreements

One of our directors, Richard L. Sandor, is also the Chairman, Chief Executive Officer and principal owner of the Chicago Climate Exchange, Inc., which operates futures and OTC markets for the trading of emissions. In July 2003, we entered into an agreement with the Chicago Climate Exchange to provide hosting services for the trading of the Chicago Climate Exchange emissions on our electronic platform. Under this agreement, the Chicago Climate Exchange is required to pay us an annual license fee of $725,000 and an annual service fee of $500,000. The Chicago Climate Exchange is also required to pay us for certain technology development work at an agreed upon rate. During the nine months ended September 30, 2005 and

2004, we recognized $1.3 million and $925,000, respectively, and during the years ended December 31, 2004 and 2003 we recognized $1.7 million and $605,000, respectively, pursuant to this agreement. The initial term of this agreement expires in December 2006. The terms of this agreement provide for automatic renewal for additional one year periods following the expiration of the initial term, unless either party provides at least six months’ notice of its intention not to renew.

In May 2004, we entered into a listing agreement with the Chicago Climate Exchange under which we agreed to allow the Chicago Climate Exchange to make certain emissions contracts available for trading in its emissions trading market, which we host on our platform, and to delist such contracts from trading on our platform. Pursuant to this agreement, the Chicago Climate Exchange is obligated to pay us 10% of the gross revenues earned by the Chicago Climate Exchange in connection with trading in these contracts.

In August 2004, we entered into a license agreement with the Chicago Climate Exchange in respect of certain of its intellectual property relating to an emission reduction trading system and method. Pursuant to our agreement, the Chicago Climate Exchange granted to us, our affiliates (including ICE Futures) and any of our contractors, agents and service providers a perpetual, non-exclusive, royalty-free license, including any patents or related applications thereto, in relation to such intellectual property. Pursuant to the terms of this agreement, we also acknowledged the Chicago Climate Exchange’s ownership of the intellectual property and agreed not to challenge the ownership, validity or enforceability of the intellectual property.

In addition, in August 2004, ICE Futures entered into a Cooperation and Licensing Agreement with the Chicago Climate Exchange. Pursuant to this agreement, the Chicago Climate Exchange and ICE Futures formed a cooperative relationship for the purposes of promoting the development of a European emissions trading market through, in particular, the trading of emissions contracts on our electronic platform. The agreement provides for the Chicago Climate Exchange to fund ICE Futures development and operating costs in relation to the emissions contracts. The Chicago Climate Exchange will then receive 75% of net transaction fee income from the emissions contracts (after the deduction of operating costs). In December 2004, the European Climate Exchange, which is a subsidiary of the Chicago Climate Exchange, acceded to the terms of the Cooperation and Licensing Agreement. Emissions contracts refer to any cash or spot or futures contract for European emissions allowances traded on our platform pursuant to this agreement. Consistent with, and subject to, its legal and regulatory obligations and the provisions of this agreement, ICE Futures has agreed, among other obligations, to:

•	use commercially reasonable efforts to cooperate with the Chicago Climate Exchange in the design and listing of the emissions contracts;

•	manage, in cooperation with us, the process of modifying our electronic platform and other hardware and software as necessary to allow the trading of the emissions contracts;

•	provide required market supervision, compliance and regulatory arrangements; and

•

obtain the necessary regulatory approvals to allow the trading of the emissions contracts from trading screens located in the United Kingdom, Germany, France, the Netherlands, Switzerland, Sweden, Norway, the United States, and such other countries as ICE Futures and the Chicago Climate Exchange from time to time agree.

The initial term of this agreement concludes on the later of December 31, 2007 and the date on which Phase I of the European Emissions Allowances Trading Scheme terminates, unless sooner terminated pursuant to special termination provisions of the agreement. The terms of this agreement provide for automatic renewal periods of one year following the conclusion of the initial term, unless terminated earlier by either party upon written notice provided no later than twelve months prior to the end of the initial term, or three months prior to the end of any renewal period.

Financial Printing

One of our directors, Vincent Tese, is a member of the board of directors of Bowne & Co., Inc., a financial printer. We have engaged the services of Bowne in connection with this offering and expect to pay Bowne customary fees. We have not made any payments under this arrangement to date.

Intercompany Agreements

License and Services Agreements

In May 2003, we entered into a Software License Agreement and an Atlanta Services Agreement with our subsidiary, ICE Futures, pursuant to which we provide ICE Futures with access to our electronic platform. Pursuant to the Software License Agreement, we have granted ICE Futures a license to use software related to our electronic platform, which ICE Futures may sub-license to its members and their customers. The Atlanta Services Agreement requires us to provide hosting, helpdesk and other services to ICE Futures. These agreements are designed to assist ICE Futures in meeting certain of its regulatory obligations as a Recognized Investment Exchange. ICE Futures is required to pay us for the license and related services pursuant to the terms of the agreements, which have been set on the same basis as we would negotiate with an unrelated third party. Similar agreements exist between ICE Futures and two of our other U.K.-based subsidiaries in respect of disaster recovery services and U.K. helpdesk services.

Recharge Agreement

In December 2002, we entered into a Recharge Agreement with ICE Futures under which ICE Futures agreed to incur costs associated with stock issued to ICE Futures employees upon their exercise of options granted under the 2000 Stock Option Plan. Under the terms of the agreement, ICE Futures is required to pay us as soon as reasonably practicable after the exercise of an option an amount equal to the difference between the option exercise price and the value of the shares on the date of exercise. The agreement, which was amended in April 2004, limits ICE Futures’ maximum liability under the Recharge Agreement to $18.0 million. To date, there have been no intercompany payments made under this agreement.

Other

Kelly L. Loeffler, a corporate officer and our Vice President, Investor and Public Relations, is married to Jeffrey C. Sprecher, our Chairman and Chief Executive Officer. Since joining our company in September 2002, Ms. Loeffler has reported directly to Richard V. Spencer, our Chief Financial Officer. In 2004, Ms. Loeffler received total cash compensation of $200,000.

 EXHIBIT C

PROSPECTUS

4,751,070 Shares

CLASS A COMMON STOCK

Chicago Mercantile Exchange Holdings Inc. is offering 3,000,000 shares of Class A common stock and the selling shareholders are offering 1,751,070 shares of Class A common stock. This is our initial public offering, and there has been no organized public market for our Class A common stock. Chicago Mercantile Exchange Holdings Inc. will not receive any proceeds from the sale of shares by the selling shareholders.

Our Class A common stock has been approved for listing on The New York Stock Exchange under the symbol “CME.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $35 A SHARE

		Underwriting Discounts and	Proceeds to Chicago Mercantile
	Price to Public	Commissions	Exchange Holdings	Proceeds to Selling Shareholders

Per Share	$35.00	$2.45	$32.55	$32.55
Total	$166,287,450.00	$11,640,121.50	$97,650,000.00	$56,997,328.50

Chicago Mercantile Exchange Holdings Inc. has granted the underwriters the right to purchase up to an additional 712,660 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on December 11, 2002.

MORGAN STANLEY	UBS WARBURG
SALOMON SMITH BARNEY	JPMORGAN

WILLIAM BLAIR & COMPANY

December 5, 2002

The Omnibus Stock Plan generally provides that, in the event of a change in control as a result of which our shareholders receive registered common stock, all unvested options issued under the plan shall become vested and exercisable, restrictions shall lapse with respect to any restricted stock issued under the plan and performance goals applicable to outstanding awards shall be deemed to have been achieved. If the consideration to be received by our shareholders pursuant to the change in control is not registered common stock, outstanding awards will be cancelled in exchange for a cash payment equal to the value of such award (as defined in the Omnibus Stock Plan).

Pension Plan

We maintain a non-contributory defined benefit cash balance pension plan for eligible employees. To be eligible, an employee must be 21 years of age and have been employed with us for a continuous 12-month period. Participants become vested in their accounts after five years of service. An individual pension account is maintained for each plan participant. During employment, each individual pension account is credited with an amount equal to an age-based percentage of that individual’s earnings plus the greater of 4% or the December yield on one-year Treasury maturities. Effective January 15, 1995, we amended our pension plan to provide for any age-based contribution to a cash balance account, and to include cash bonuses in the definition of earnings. Our policy is to fund at least those pension costs that are currently required by law. Vested balances may be paid out when participants end their employment with us. Alternatively, a participant may elect to receive the balance in the account in the form of one of various monthly annuities. The following is the schedule of the employer contributions based on age:

Employer Contribution
Age	Percentage

Under 30	3%
30-34	4
35-39	5
40-44	6
45-49	7
50-54	8
Over 54	9

The individuals named below have projected annual retirement benefits, based on current accumulated balances, a future annual interest credit rate of 6% and future service to age 65 at current salary levels, as follows: Mr. McNulty, $40,702; Mr. Gill, $103,662; Mr. Johnston, $95,684; Mr. Donohue, $109,078; and Mr. Krause, $52,770.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

UBS Warburg LLC, one of the lead underwriters of this offering, has provided financial advisory services to us. Prior to becoming President and Chief Executive Officer of the company, Mr. McNulty was an executive at Warburg Dillon Read, predecessor of UBS Warburg LLC.

Of our 20 directors, 17 directors own or are officers or directors of others who own memberships on our exchange, including several directors who serve as officers or directors of clearing firms. Clearing firms pay substantial fees to us in connection with services we provide. We believe that the services provided to these clearing firms are on terms no more favorable to those firms than terms given to clearing firms not affiliated with directors. Several of our directors are floor traders, floor brokers or otherwise trade on our exchange. Directors who trade on our exchange pay the same fees as all comparable members.

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